Exhibit 99.2

Consolidated Financial Statements
December 31, 2022 and 2021
(Expressed in thousands of U.S. dollars)

Management’s Responsibility for Financial Reporting

The management of Eldorado Gold Corporation is responsible for the integrity and fair presentation of the financial information contained in the Consolidated Financial Statements, which reflects amounts based on management’s best estimates and judgements. The Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Management is responsible for establishing and maintaining adequate internal control over financial reporting. Management has established and maintains a system of internal accounting control designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use, financial information is reliable and accurate and transactions are properly recorded and executed in accordance with management’s authorization. This system includes established policies and procedures, the selection and training of qualified personnel and an organization providing for appropriate delegation of authority and segregation of responsibilities. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.
Management has a process in place to evaluate internal control over financial reporting based on the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (2013) in Internal Control - Integrated Framework. Based on this assessment, management determined that as of December 31, 2022, the Company’s internal control over financial reporting was effective and provided reasonable assurance of the reliability of our financial reporting and preparation of the Consolidated Financial Statements.
KPMG LLP, an independent registered public accounting firm, appointed by the shareholders, has audited the Company’s Consolidated Financial Statements as of and for the year ended December 31, 2022 in accordance with the standards of the Public Company Accounting Oversight Board (United States) and has expressed their opinion in their report titled “Report of Independent Registered Public Accounting Firm”. The effectiveness of the Company’s internal control over financial reporting as of December 31, 2022 has also been audited by KPMG LLP, and their opinion is included in their report titled “Report of Independent Registered Public Accounting Firm”.

(Signed) George Burns         (Signed) Philip Yee

George Burns                        Philip Yee
President & Chief Executive Officer            Chief Financial Officer

February 23, 2023
Vancouver, British Columbia, Canada

KPMG LLP PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada Telephone (604) 691-3000 Fax (604) 691-3031
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Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of Eldorado Gold Corporation
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Eldorado Gold Corporation and subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive (loss) income, cash flows, and changes in equity for each of the years in the two‑year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and its financial performance and its cash flows for each of the years in the two‑year period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 23, 2023 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. KPMG Canada provides services to KPMG LLP.

Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the Audit Committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Assessment of the recoverable amount of the Olympias cash-generating unit
As discussed in Note 3.7 to the consolidated financial statements, non-financial assets which include property, plant and equipment are reviewed each reporting period for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If such indicators exist, the Company determines the recoverable amount, and if applicable, recognizes an impairment loss. As discussed in Note 12 (i) to the consolidated financial statements, the Company assessed the recoverable amount of the Olympias cash-generating unit (CGU) as of December 31, 2022. Based on its assessment, the Company determined that no impairment loss or reversal of impairment for the Olympias CGU was required.
We identified the assessment of the recoverable amount of the Olympias CGU to be a critical audit matter. A high degree of auditor judgment was required to evaluate the inputs used to estimate the recoverable amount. Significant assumptions used in the determination of the recoverable amount included long-term metal prices, future production levels including the amount of recoverable reserves, resources and exploration potential, operating and capital costs, discount rates, and estimates of the fair value of mineral properties beyond proven and probable reserves. Changes in any of these assumptions could have had a significant effect on the determination of the estimated recoverable amount.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company's process to determine the recoverable amount of the CGU. This included controls over the Company’s development of the significant assumptions used to estimate the recoverable amount of the Olympias CGU. We evaluated the competence, experience and objectivity of the qualified persons responsible for the recoverable reserves, resources and exploration potential estimates. We compared the amount of reserves and resources in the valuation model to the mine plan and to the updated mineral reserves and resources estimates. We compared the Company’s historical estimates of mineral reserves and resources, mine plan and operating results to actual results to assess the accuracy of the Company’s forecasting process. We compared estimated operating and capital costs in the valuation model to the mine plan and to historical expenditures. We involved valuation professionals with specialized skills and knowledge, who assisted in (1) assessing the long-term metal prices by comparing to third party data; and (2) evaluating the discount rates, and the estimates of the fair value of mineral properties beyond proven and probable reserves by assessing the Company’s approach to determining these assumptions and comparing them to independent sources and market data for comparable entities where available.
Chartered Professional Accountants
We have served as the Company’s auditor since 2009.

Vancouver, Canada
February 23, 2023

KPMG LLP PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada Telephone (604) 691-3000 Fax (604) 691-3031
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Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of Eldorado Gold Corporation
Opinion on Internal Control over Financial Reporting
We have audited Eldorado Gold Corporation’s (the Company) internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive (loss) income, cash flows, and changes in equity for each of the years in the two-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements), and our report dated February 23, 2023, expressed an unqualified opinion on those consolidated financial statements.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s Discussion and Analysis – Internal Controls over Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. KPMG Canada provides services to KPMG LLP.

Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Chartered Professional Accountants

Vancouver, Canada
February 23, 2023

Eldorado Gold Corporation
Consolidated Statements of Financial Position
As at December 31, 2022 and December 31, 2021
(In thousands of U.S. dollars)

	Note	December 31, 2022	December 31, 2021

ASSETS
Current assets
Cash and cash equivalents	7	$279,735	$481,327
Term deposits	27	35,000	—
Accounts receivable and other	8	91,113	68,745
Inventories	9	198,872	178,163
Assets held for sale	6	27,738	—
		632,458	728,235
Restricted cash		2,033	2,674
Deferred tax assets		14,507	—
Other assets	10	120,065	104,023
Property, plant and equipment	12	3,596,262	4,003,211
Goodwill	13	92,591	92,591
		$4,457,916	$4,930,734
LIABILITIES & EQUITY
Current liabilities
Accounts payable and accrued liabilities	15	$191,705	$195,334
Current portion of lease liabilities		4,777	7,228
Current portion of asset retirement obligations	17	3,980	4,088
Liabilities associated with assets held for sale	6	10,479	—
		210,941	206,650
Debt	16	494,414	489,763
Lease liabilities		12,164	14,895
Employee benefit plan obligations		8,910	8,942
Asset retirement obligations	17	105,893	131,367
Deferred income tax liabilities		424,726	439,195
		1,257,048	1,290,812
Equity
Share capital	20	3,241,644	3,225,326
Treasury stock		(20,454)	(10,289)
Contributed surplus		2,618,212	2,615,459
Accumulated other comprehensive loss		(42,284)	(20,905)
Deficit		(2,593,050)	(2,239,226)
Total equity attributable to shareholders of the Company		3,204,068	3,570,365
Attributable to non-controlling interests		(3,200)	69,557
		3,200,868	3,639,922
		$4,457,916	$4,930,734

Commitments and Contractual Obligations (Note 24)
Contingencies (Note 25)

Approved on behalf of the Board of Directors
(signed) John Webster Director             (signed) George Burns Director

Date of approval: February 23, 2023
The accompanying notes are an integral part of these consolidated financial statements.

Eldorado Gold Corporation
Consolidated Statements of Operations
For the years ended December 31, 2022 and December 31, 2021
(In thousands of U.S. dollars except share and per share amounts)

	Note	Year ended	Year ended
		December 31, 2022	December 31, 2021
Revenue
Metal sales	28	$871,984	$940,914

Cost of sales
Production costs	29	459,586	449,748
Depreciation and amortization		240,185	200,958
		699,771	650,706

Earnings from mine operations		172,213	290,208

Exploration and evaluation expenses		19,635	14,786
Mine standby costs	30	34,367	15,351
General and administrative expenses		37,015	35,517
Employee benefit plan expense		5,982	2,317
Share-based payments expense	21	10,744	7,945
Impairment of property, plant and equipment	12	—	13,926
Write-down of assets		32,499	9,106
Foreign exchange gain		(9,708)	(26,630)
Earnings from operations		41,679	217,890

Other income	18	11,802	11,359
Finance costs	18	(41,625)	(71,785)

Earnings from continuing operations before income tax		11,856	157,464
Income tax expense	19	61,224	138,073
Net (loss) earnings from continuing operations		(49,368)	19,391
Net loss from discontinued operations, net of tax	6	(377,485)	(155,097)
Net loss for the year		$(426,853)	$(135,706)

Net (loss) earnings attributable to:
Shareholders of the Company		(353,824)	(136,020)
Non-controlling interests		(73,029)	314
Net loss for the year		$(426,853)	$(135,706)

Net (loss) earnings attributable to Shareholders of the Company:
(Loss) earnings from continuing operations		(49,176)	20,890
Loss from discontinued operations		(304,648)	(156,910)
		$(353,824)	$(136,020)

Net (loss) earnings attributable to Non-Controlling Interest:
Loss from continuing operations		(192)	(1,499)
(Loss) earnings from discontinued operations		(72,837)	1,813
		$(73,029)	$314

Weighted average number of shares outstanding (thousands):	31
Basic		183,446	180,297
Diluted		183,446	181,765

Net loss per share attributable to shareholders of the Company:
Basic loss per share		$(1.93)	$(0.75)
Diluted loss per share		$(1.93)	$(0.75)

Net (loss) earnings per share attributable to shareholders of the Company - Continuing operations:
Basic (loss) earnings per share		$(0.27)	$0.12
Diluted (loss) earnings per share		$(0.27)	$0.11
The accompanying notes are an integral part of these consolidated financial statements.

Eldorado Gold Corporation
Consolidated Statements of Comprehensive (Loss) Income
For the years ended December 31, 2022 and December 31, 2021
(In thousands of U.S. dollars)

	Note	Year ended	Year ended
		December 31, 2022	December 31, 2021

Net loss for the year		$(426,853)	$(135,706)
Other comprehensive (loss) income:
Items that will not be reclassified to earnings or (loss):
Change in fair value of investments in marketable securities, net of tax		(19,753)	1,009
Actuarial losses on employee benefit plans, net of tax		(2,163)	(115)
Income tax recovery on actuarial losses on employee benefit plans		537	23
Total other comprehensive (loss) income for the year		(21,379)	917
Total comprehensive loss for the year		$(448,232)	$(134,789)

Attributable to:
Shareholders of the Company		(375,203)	(135,103)
Non-controlling interests		(73,029)	314
		$(448,232)	$(134,789)

The accompanying notes are an integral part of these consolidated financial statements.

Eldorado Gold Corporation
Consolidated Statements of Cash Flows
For the years ended December 31, 2022 and December 31, 2021
(In thousands of U.S. dollars)

Cash flows generated from (used in):	Note	Year ended	Year ended
		December 31, 2022	December 31, 2021

Operating activities
Net (loss) earnings for the year from continuing operations		$(49,368)	$19,391
Adjustments for:
Depreciation and amortization		242,393	201,942
Finance costs		41,625	71,785
Interest income		(6,763)	(2,231)
Unrealized foreign exchange gain		(2,413)	(8,442)
Income tax expense		61,224	138,073
(Gain) loss on disposal of assets		(2,959)	815
Gain on disposal of mining licenses		—	(7,296)
Write-down of assets		32,499	9,106
Share-based payments expense	21	10,744	7,945
Employee benefit plan expense		5,982	2,317
Impairment of property, plant and equipment	12	—	13,926
		332,964	447,331
Property reclamation payments		(3,202)	(2,313)
Employee benefit plan (payments) receipt		(6,180)	4,744
Income taxes paid		(90,871)	(75,472)
Interest received		6,763	2,231
Changes in non-cash operating working capital	22	(28,314)	(9,784)
Net cash generated from operating activities of continuing operations		211,160	366,737
Net cash used in operating activities of discontinued operations		(164)	(4,367)

Investing activities
Purchase of property, plant and equipment		(289,853)	(282,088)
Acquisition of subsidiary, net of $4,311 cash received		—	(19,336)
Proceeds from sale of subsidiary, net of $340 cash disposed	6	—	19,660
Proceeds from the sale of property, plant and equipment		4,293	3,090
Value added taxes related to mineral property expenditures, net		(30,134)	(24,449)
Proceeds from the sale of mining licenses		—	7,296
Purchase of marketable securities and investment in debt securities		(20,163)	(28,050)
Proceeds from the sale of investments in marketable and debt securities		—	2,375
(Increase) decrease in term deposits		(35,000)	59,034
Increase in restricted cash		—	(577)
Net cash used in investing activities of continuing operations		(370,857)	(263,045)
Net cash used in investing activities of discontinued operations		(33)	(2,833)

Financing activities
Issuance of common shares, net of issuance costs		14,101	14,552
Contributions from non-controlling interests		272	409
Proceeds from borrowings	16	—	500,000
Repayments of borrowings	16	—	(517,286)
Debt redemption premium paid	18	—	(21,400)
Loan financing costs		—	(9,140)
Interest paid		(34,862)	(23,643)
Principal portion of lease liabilities		(6,884)	(10,579)
Purchase of treasury stock		(13,969)	—
Net cash used in financing activities of continuing operations		(41,342)	(67,087)
Net cash used in financing activities of discontinued operations		—	(40)

Net (decrease) increase in cash and cash equivalents		(201,236)	29,365
Cash and cash equivalents - beginning of year		481,327	451,962
Cash in disposal group held for sale		(356)	—
Cash and cash equivalents - end of year		$279,735	$481,327
The accompanying notes are an integral part of these consolidated financial statements.

Eldorado Gold Corporation
Consolidated Statements of Changes in Equity
For the years ended December 31, 2022 and December 31, 2021
(In thousands of U.S. dollars)

	Note	Year ended	Year ended
		December 31, 2022	December 31, 2021
Share capital
Balance beginning of year		$3,225,326	$3,144,644
Shares issued upon exercise of share options, for cash		4,438	1,738
Shares issued upon exercise of performance share units		2,256	1,202
Transfer of contributed surplus on exercise of options		1,787	684
Shares issued to the public, net of share issuance costs		7,837	11,411
Shares issued on acquisition of subsidiary		—	65,647
Balance end of year	20	$3,241,644	$3,225,326

Treasury stock
Balance beginning of year		$(10,289)	$(11,452)
Purchase of treasury stock		(13,969)	—
Shares redeemed upon exercise of restricted share units		3,804	1,163
Balance end of year		$(20,454)	$(10,289)

Contributed surplus
Balance beginning of year		$2,615,459	$2,638,008
Share-based payment arrangements		10,600	8,461
Shares redeemed upon exercise of restricted share units		(3,804)	(1,163)
Shares redeemed upon exercise of performance share units		(2,256)	(1,202)
Transfer to share capital on exercise of options		(1,787)	(684)
Non-reciprocal capital contribution to Deva		—	(27,961)
Balance end of year		$2,618,212	$2,615,459

Accumulated other comprehensive loss
Balance beginning of year		$(20,905)	$(21,822)
Other comprehensive (loss) earnings for the year attributable to shareholders of the Company		(21,379)	917
Balance end of year		$(42,284)	$(20,905)

Deficit
Balance beginning of year		$(2,239,226)	$(2,103,206)
Net loss attributable to shareholders of the Company		(353,824)	(136,020)
Balance end of year		$(2,593,050)	$(2,239,226)
Total equity attributable to shareholders of the Company		$3,204,068	$3,570,365

Non-controlling interests
Balance beginning of year		$69,557	$40,873
Non-reciprocal capital contribution to Deva		—	27,961
(Loss) earnings attributable to non-controlling interests		(73,029)	314
Contributions from non-controlling interests		272	409
Balance end of year		$(3,200)	$69,557
Total equity		$3,200,868	$3,639,922
The accompanying notes are an integral part of these consolidated financial statements.

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and December 31, 2021
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
1. General Information
Eldorado Gold Corporation (individually or collectively with its subsidiaries, as applicable, “Eldorado” or the “Company”) is a gold and base metals mining, development, and exploration company. The Company has mining operations, ongoing development projects and exploration in Turkiye, Canada, Greece, and Romania.
Eldorado is a public company listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) and is incorporated under the Canada Business Corporations Act.
The Company's head office, principal address and records are located at 550 Burrard Street, Suite 1188, Vancouver, British Columbia, Canada, V6C 2B5.

2. Basis of preparation
These consolidated financial statements, including comparatives, have been prepared in compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The significant accounting policies applied in these consolidated financial statements are presented in Note 3 and, except as described in Note 5, have been applied consistently to all years presented, unless otherwise noted.
The consolidated financial statements have been prepared on a historical cost basis except for certain financial assets and liabilities which are measured at fair value.
The preparation of the consolidated financial statements in compliance with IFRS requires management to make certain critical accounting estimates. It also requires management to exercise judgement in the process of applying the Company's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4.
The consolidated financial statements were authorized for issue by the Company's Board of Directors on February 23, 2023.
(1)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and December 31, 2021
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
3. Significant accounting policies
3.1 Basis of presentation and principles of consolidation
(i)Subsidiaries and business combinations
Subsidiaries are those entities controlled by Eldorado. Control exists when Eldorado is exposed to, or has rights, to variable returns from the subsidiary and has the ability to affect those returns through its power over the subsidiary. Power is defined as existing rights that give the Company the ability to direct the relevant activities of the subsidiary. In assessing control, potential voting rights that currently are exercisable are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. All intercompany transactions, balances, income and expenses are eliminated in full upon consolidation.
The acquisition method of accounting is used to account for business acquisitions. The cost of an acquisition is measured at the fair value of the assets acquired, equity instruments issued and liabilities incurred or assumed at the date of exchange.
Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any non-controlling interest.
The excess of the cost of acquisition over the fair value of Eldorado’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets acquired, the difference, or gain, is recognized directly in the consolidated statement of operations.
Transaction costs, other than those associated with the issue of debt or equity securities, which the Company incurs in connection with a business combination, are expensed as incurred.
The material subsidiaries of the Company as at December 31, 2022 are described below:

Subsidiary	Location	Ownership interest	Operations and development projects owned

Tüprag Metal Madencilik Sanayi ve Ticaret AS ("Tüprag")	Turkiye	100%	Kişladağ Mine Efemçukuru Mine
Hellas Gold Single Member S.A. ("Hellas")	Greece	100%	Olympias Mine Stratoni Mine Skouries Project
Eldorado Gold (Québec) Inc.	Canada	100%	Lamaque Operations
Thracean Gold Mining SA	Greece	100%	Perama Hill Project
Thrace Minerals SA	Greece	100%	Sapes Project
Deva Gold SA ("Deva") (1)	Romania	80.5%	Certej Project
(1) On October 26, 2022, the Company entered into a share purchase agreement to sell the Certej project (Note 6 (a)).

(ii) Discontinued operations
A discontinued operation is a component of the Company’s business that represents a separate major line of business or geographical area of operations that has been disposed of, has been abandoned or meets the criteria to be classified as held for sale.
Discontinued operations are presented in the consolidated statement of operations as a separate line.

(2)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and December 31, 2021
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
3. Significant accounting policies (continued)
(iii) Assets held for sale
Assets and businesses classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell. Impairment losses on initial classification as held for sale and gains or losses on subsequent remeasurements are included in the consolidated statement of operations. No depreciation is charged on assets and businesses classified as held for sale.
Assets and businesses are classified as held for sale if their carrying amount will be recovered or settled principally through a sale transaction rather than through continuing use. The asset or business must be available for immediate sale and the sale must be highly probable within one year.
(iv)  Investments in associates
Associates are those entities where Eldorado has the ability to exercise significant influence, but not control, over the financial and operating policies of those entities. Significant influence is presumed to exist when the Company holds between 20 and 50 percent of the voting power of another entity.
Associates are accounted for using the equity method (equity accounted investees) and are recognized initially at cost. The consolidated financial statements include Eldorado’s share of the income and expenses and equity movements of equity accounted investees, after adjustments to align the accounting policies with those of Eldorado, from the date that significant influence commences until the date that significant influence ceases.
When the Company’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest (including any long-term investments) is reduced to nil and the recognition of further losses is discontinued except to the extent that the Company has an obligation to make, or has made, payments on behalf of the investee.
At each statement of financial position date, each investment in associates is assessed for indicators of impairment.
(v)  Transactions with non-controlling interests
For purchases from non-controlling interests, the difference between any consideration paid and the relevant share of the carrying value of net assets of the subsidiary acquired is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.
Eldorado treats transactions in the ordinary course of business with non-controlling interests as transactions with third parties.
(vi) Transactions eliminated on consolidation
Intra-company and intercompany balances and transactions, and any unrealized income and expenses arising from all such transactions, are eliminated in preparing the consolidated financial statements.
3.2 Foreign currency translation
(i)    Functional and presentation currency
Items included in the financial statements of each of Eldorado’s subsidiaries are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in U.S. dollars, which is the Company’s functional and presentation currency, as well as the functional currency of all significant subsidiaries.
(ii)    Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at that date. Foreign exchange gains and losses resulting from the settlement of such transactions, and from the translation of monetary assets and liabilities denominated in foreign currencies, are recognized in the consolidated statement of operations.
(3)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and December 31, 2021
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
3. Significant accounting policies (continued)
3.3 Property, plant and equipment
(i)    Cost and valuation
Property, plant and equipment are carried at cost less accumulated depreciation and any impairment in value. When an asset is disposed of, it is derecognized and the difference between its carrying value and net sales proceeds is recognized as a gain or loss in the consolidated statement of operations.
(ii)    Property, plant and equipment
Property, plant and equipment includes expenditures incurred on properties under development, significant payments related to the acquisition of land, mineral rights and property, plant and equipment which are recorded at cost on initial acquisition. Cost includes the purchase price and the directly attributable costs of acquisition or construction required to bring an asset to the location and condition necessary for the asset to be capable of operating in the manner intended by management, including capitalized borrowing costs for qualifying assets. Proceeds from selling items before the related item of property, plant and equipment is available for use is recognized in profit or loss, together with the costs of producing those items.
(iii)    Deferred stripping costs
Stripping costs incurred during the production phase of a surface mine are considered production costs and included in the cost of inventory produced during the period in which the stripping costs are incurred, unless the stripping activity can be shown to provide access to additional mineral reserves, in which case the stripping costs are capitalized. Stripping costs incurred to prepare the ore body for extraction are capitalized as mine development costs (pre-stripping).
(iv)    Depreciation
Mine development costs, property, plant and equipment and other mining assets whose estimated useful life is the same as the remaining life of the mine are depreciated, depleted and amortized over a mine’s estimated life using the units-of-production method. Under this method, capitalized costs are multiplied by the number of tonnes mined, and divided by the estimated recoverable tonnes contained in proven and probable reserves and a portion of resources where it is considered highly probable that those resources will be economically extracted over the life of the mine.
Management reviews the estimated total recoverable tonnes contained in reserves and resources annually, and when events and circumstances indicate that such a review should be made. To reflect the pattern in which each asset's future economic benefits are expected to be consumed based on current mine plans, inferred resources are included in total estimated recoverable tonnes on a mine by mine basis if it is considered highly probable that those resources will be economically extracted, and the amounts of highly probable inferred resources are significant. Changes to estimated total recoverable tonnes contained in reserves and resources are accounted for prospectively.
Capitalized stripping costs are amortized on a unit-of-production basis over the proven and probable reserves to which they relate. Property, plant and equipment and other assets whose estimated useful lives are less than the remaining life of the mine are depreciated on a straight-line basis over the estimated useful lives of the assets. Where components of an asset have a different useful life and the cost of the component is significant to the total cost of the asset, depreciation is calculated on each separate component. Depreciation methods, useful lives and residual values are reviewed at the end of each year and adjusted if appropriate.
Assets under construction are capitalized as capital works in progress until the asset is available for use. Capital works in progress are not depreciated. Depreciation commences once the asset is complete and available for use. Certain mineral property, exploration and evaluation expenditures are capitalized and are not subject to depreciation until the property is ready for its intended use.

(4)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and December 31, 2021
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
3. Significant accounting policies (continued)
(v)    Subsequent costs
Expenditure on major maintenance or repairs includes the cost of replacement parts of assets and overhaul costs. Where an asset or part of an asset is replaced and it is probable that further future economic benefit will flow to the Company, the expenditure is capitalized and the carrying value of the replaced asset or part of an asset is derecognized. Similarly, overhaul costs associated with major maintenance are capitalized when it is probable that future economic benefit will flow to the Company and any remaining costs of previous overhauls relating to the same asset are derecognized. All other expenditures are expensed as incurred.
(vi)    Borrowing costs
Borrowing costs are expensed as incurred except where they are attributable to the financing of construction or development of qualifying assets requiring a substantial period of time to prepare for their intended future use. Interest is capitalized up to the date when substantially all the activities necessary to prepare the asset for its intended use are complete. Interest is ceased to be capitalized during periods of prolonged suspension of construction or development. Borrowing costs are classified as cash outflows from operating activities on the statement of cash flows except for borrowing costs capitalized which are classified as investing activities.
Investment income arising on the temporary investment of proceeds from borrowings specific to qualifying assets is offset against borrowing costs being capitalized.
(vii)    Mine standby costs and restructuring costs
Mine standby costs and costs related to restructuring a mining operation are charged directly to expense in the period incurred. Mine standby costs include labour, maintenance and mine support costs incurred during temporary shutdowns of a mine or a development project.
3.4 Leases
A contract is or contains a lease when the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration.
The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, and subsequently at cost less any accumulated depreciation and impairment losses, and is adjusted for certain remeasurements of the lease liability. The cost of the right-of-use asset includes the amount of the initial measurement of the lease liability, any lease payments made at or before the commencement date, less any lease incentives received, any initial direct costs; and if applicable, an estimate of costs to be incurred by the Company in dismantling and removing the underlying asset, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease. Right-of-use assets are presented in property, plant and equipment on the statement of financial position.
The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. The incremental borrowing rate reflects the rate of interest that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.
The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payments made. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, a change in the estimate of the amount expected to be payable under a residual value guarantee, or as appropriate, changes in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised. The Company applies judgement to determine the lease term for some lease contracts which contain renewal options.
(5)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and December 31, 2021
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
3. Significant accounting policies (continued)
The Company does not recognize right-of-use assets and lease liabilities for leases of low-value assets, leases with lease terms that are less than 12 months at inception and arrangements for the use of land that grant the
Company the right to explore, develop, produce or otherwise use the mineral resource contained in that land. Lease payments associated with these arrangements are instead recognized as an expense over the term on either a straight-line basis, or another systematic basis if more representative of the pattern of benefit. The Company applies judgement in determining whether an arrangement grants the Company the right to explore, develop, produce or otherwise use the mineral resource contained in that land.
3.5 Exploration, evaluation and development expenditures
(i)    Exploration
Exploration expenditures reflect the costs related to the initial search for mineral deposits with economic potential or obtaining more information about existing mineral deposits. Exploration expenditures typically include costs associated with the acquisition of mineral licences, prospecting, sampling, mapping, diamond drilling and other work involved in searching for mineral deposits. All expenditures relating to exploration activities are expensed as incurred except for the costs associated with the acquisition of mineral licences which are capitalized in property, plant and equipment.
(ii)    Evaluation
Evaluation expenditures reflect costs incurred at projects related to establishing the technical and commercial viability of mineral deposits identified through exploration or acquired through a business combination or asset acquisition.
Evaluation expenditures include the cost of:
▪establishing the volume and grade of deposits through drilling of core samples, trenching and sampling activities for an ore body that is classified as either a mineral resource or a proven and probable reserve;
▪determining the optimal methods of extraction and metallurgical and treatment processes;
▪studies related to surveying, transportation and infrastructure requirements;
▪permitting activities; and
▪economic evaluations to determine whether development of the mineralized material is commercially viable, including scoping, pre-feasibility and final feasibility studies.
Evaluation expenditures are capitalized if management determines that there is evidence to support the probability of generating positive economic returns in the future. A mineral resource is considered to have economic potential when it is expected that the technical feasibility and commercial viability of extraction of the mineral resource can be demonstrated considering long-term metal prices. Therefore, prior to capitalizing such costs, management determines that the following conditions have been met:
▪There is a probable future benefit that will contribute to future cash inflows;
▪The Company can obtain the benefit and control access to it; and
▪The transaction or event giving rise to the benefit has already occurred.
The evaluation phase is complete once technical feasibility of the extraction of the mineral deposit has been determined through preparation of a reserve and resource statement, including a mining plan as well as receipt of required permits and approval of the Board of Directors to proceed with development of the mine. On such date, capitalized evaluation costs are assessed for impairment and reclassified to development costs.
(6)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and December 31, 2021
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
3. Significant accounting policies (continued)
(iii)    Development
Development expenditures are those that are incurred during the phase of preparing a mineral deposit for extraction and processing. These include pre-stripping costs and underground development costs to gain access to the ore that is suitable for sustaining commercial mining, preparing land, construction of plant, equipment and buildings and costs of commissioning the mine and processing facilities.
Expenditures incurred on development projects continue to be capitalized until the mine and mill move into the production stage. The Company assesses each mine construction project to determine when a mine moves into the production stage. The criteria used to assess the start date are determined based on the nature of each mine construction project, such as the complexity of a plant or its location. Before such date, sales proceeds and their related production costs from the mine construction project are recognized in profit or loss. Various relevant criteria are considered to assess when the mine is substantially complete and ready for its intended use and moved into the production stage. The criteria considered include, but are not limited to, the following:
▪the level of capital expenditures compared to construction cost estimates;
▪the completion of a reasonable period of testing of mine plant and equipment;
▪the ability to produce minerals in saleable form (within specification); and
▪the ability to sustain ongoing production of minerals.
3.6 Goodwill
Goodwill represents the excess of the cost of an acquisition over the fair value of the Company’s share of the net assets of the acquired business at the date of acquisition. When the excess is negative (negative goodwill), it is recognized immediately in income. Goodwill on acquisition of subsidiaries and businesses is shown separately as goodwill in the consolidated financial statements. Goodwill on acquisition of associates is included in investments in significantly influenced companies and tested for impairment as part of the overall investment.
Goodwill is carried at cost less accumulated impairment losses and tested annually for impairment. The impairment testing is performed annually or more frequently if events or changes in circumstances indicate that it may be impaired. Impairment losses on goodwill are not reversed.
Goodwill is allocated to cash-generating units (“CGUs") for the purpose of impairment testing. The allocation is made to those CGUs or groups of CGUs that are expected to benefit from the business combination in which the goodwill arose. If the composition of one or more CGUs to which goodwill has been allocated changes due to a reorganization, the goodwill is reallocated to the units affected.
3.7 Impairment of non-financial assets
Non-financial assets which include property, plant and equipment are reviewed each reporting period for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If such indicators exist, the Company determines the recoverable amount, and if applicable, recognizes an impairment loss.
An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less cost of disposal ("FVLCD") and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows or CGUs.
Value in use is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and its eventual disposal. Value in use is determined by applying assumptions specific to the Company’s continued use of the asset and does not take into account assumptions of significant future enhancements of an asset’s performance or capacity to which the Company is not committed.
(7)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and December 31, 2021
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
3. Significant accounting policies (continued)
FVLCD is the amount obtainable from the sale of an asset or CGU in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal. For mining assets, FVLCD is often estimated using a discounted cash flow approach because a fair value is not readily available from an active market or binding sale agreement. Estimated future cash flows are calculated using estimated future prices, mineral reserves and resources, operating and capital costs. All assumptions used are those that an independent market participant would consider appropriate. The estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.
Non-financial assets other than goodwill impaired in prior periods are reviewed for possible reversal of the impairment when events or changes in circumstances indicate that an item of mineral property and equipment or CGU is no longer impaired. An impairment charge is reversed through the consolidated statement of operations only to the extent of the asset’s or CGU’s carrying amount that would have been determined net of applicable depreciation, had no impairment loss been recognized.
3.8 Financial assets
(i)    Classification and measurement
The Company classifies its financial assets in the following categories: at fair value through profit or loss (“FVTPL”), at fair value through other comprehensive income (“FVTOCI”) or at amortized cost. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.
The classification of investments in debt instruments is driven by the business model for managing the financial assets and their contractual cash flow characteristics. Investments in debt instruments are measured at amortized cost if the business model is to hold the instrument for collection of contractual cash flows and those cash flows are solely principal and interest. If the business model is not to hold the debt instrument, it is classified as FVTPL. Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payments of principal and interest.
Equity instruments that are held for trading (including all equity derivative instruments) are classified as FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as FVTOCI.
(a) Financial assets at FVTPL
Financial assets carried as FVTPL are initially recorded at fair value with all transaction costs expensed in the consolidated statement of operations. Realized and unrealized gains and losses arising from changes in the fair value of the financial asset held at FVTPL are included in the consolidated statement of operations in the period in which they arise. Derivatives are also categorized as FVTPL unless they are designated as hedges.
(b) Financial assets at FVTOCI
Investments in equity instruments as FVTOCI are initially recognized at fair value plus transaction costs. Subsequently they are measured at fair value, with gains and losses arising from changes in fair value recognized in other comprehensive income (loss). There is no subsequent reclassification of fair value gains and losses to net earnings (loss) following the derecognition of the investment.
(c) Financial assets at amortized cost
Financial assets at amortized cost are initially recognized at fair value and subsequently carried at amortized cost less any provisions for credit losses.

(8)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and December 31, 2021
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
3. Significant accounting policies (continued)
(ii)    Impairment of financial assets
The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the loss allowance for the financial asset is measured at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the credit risk on the financial asset has not increased significantly since initial recognition, the loss allowance is measured for the financial asset at an amount equal to 12-month expected credit losses. For trade receivables the Company applies the simplified approach to providing for expected credit losses, which allows the use of a lifetime expected loss provision.
Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be objectively related to an event occurring after the impairment was recognized.
(iii) Derecognition of financial assets
Financial assets are derecognized when they mature or are sold, and substantially all the risks and rewards of ownership have been transferred. Gains and losses on derecognition of financial assets classified as FVTPL or amortized cost are recognized in the consolidated statement of operations. Gains or losses on financial assets classified as FVTOCI remain within accumulated other comprehensive income (loss).
3.9 Derivative financial instruments and hedging activities
Derivatives are recognized initially at fair value on the date a derivative contract is entered into. Subsequent to initial recognition, derivatives are remeasured at their fair value. Derivatives embedded in financial liability contracts are recognized separately if they are not closely related to the host contract. Derivatives, including embedded derivatives from financial liability contracts, are recorded on the statement of financial position at fair value and the unrealized gains and losses are recognized in the consolidated statement of operations. The method of recognizing any resulting gain or loss depends on whether the derivative is designated as a hedging instrument and, if so, the nature of the item being hedged.
Changes in the fair value of any derivative instruments that do not qualify for hedge accounting are recognized immediately in the consolidated statement of operations.
3.10 Inventories
Inventories are valued at the lower of cost and net realizable value. Costs incurred in bringing each product to its present location and condition are accounted for as follows:
(i)    Product inventory consists of stockpiled ore, ore on leach pads, crushed ore, in-circuit material at properties with milling or processing operations, gold concentrate, other metal concentrate, doré awaiting refinement and unsold bullion. Product inventory costs consist of direct production costs including mining, crushing and processing; site administration costs; and allocated indirect costs, including depreciation and amortization of mineral property, plant and equipment.
Inventory costs are charged to production costs on the basis of quantity of metal sold. At operations where the ore extracted contains significant amounts of metals other than gold, primarily silver, lead and zinc, cost is allocated between the joint products. The Company regularly evaluates and refines estimates used in determining the costs charged to production costs and costs absorbed into inventory carrying values based upon actual gold recoveries and operating plans.
Net realizable value is the estimated selling price, less the estimated costs of completion and selling expenses. A write-down is recorded when the carrying value of inventory is higher than its net realizable value.
(ii)     Materials and supplies inventory consists of consumables used in operations, such as fuel, chemicals, reagents and spare parts, which are valued at the lower of average cost and net realizable value and, where appropriate, less a provision for obsolescence. Costs include acquisition, freight and other directly attributable costs.
(9)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and December 31, 2021
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
3. Significant accounting policies (continued)
3.11 Trade receivables
Trade receivables are amounts due from customers for the sale of bullion and metals in concentrate in the ordinary course of business.
Trade receivables are recognized initially at fair value and subsequently at amortized cost using the effective interest rate method. Trade receivables are recorded net of lifetime expected credit losses.
Settlement receivables arise from the sale of metals in concentrate where the amount receivable is finalized on settlement date based on the underlying commodity price. Settlement receivables are classified as fair value through profit and loss and are recorded at each reporting period at fair value based on forward metal prices. Changes in fair value of settlements receivable are recorded in revenue.
3.12 Cash and cash equivalents
Cash and cash equivalents include cash on hand, short term bank deposits and other short-term highly liquid investments with maturities at the date of acquisition of 90 days or less. Cash and cash equivalents are classified as financial assets which are initially measured at fair value and subsequently measured at amortized cost.
3.13 Trade payables
Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers.
Trade payables are recognized initially at fair value and subsequently measured at amortized cost.
3.14 Debt and borrowings
Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently carried at amortized cost, calculated using the effective interest method. Any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the consolidated statement of operations over the period of the borrowings using the effective interest method.
Fees paid on the establishment of loan facilities and other borrowings are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility and other borrowings will be drawn down. In this case, the fee is deferred until the draw-down occurs at which time, these transaction costs are included in the carrying value of the amount drawn on the facility and amortized using the effective interest rate method. To the extent there is no evidence that it is probable that some or all of the facility and borrowings will be drawn down, the fee is capitalized as a prepayment for liquidity services and amortized over the period the loan facility to which it relates is available to the Company.
3.15 Current and deferred income tax
Income tax expense comprises current and deferred tax. Income tax expense is recognized in the consolidated statement of operations except to the extent that it relates to items recognized either in other comprehensive income or directly in equity, in which case it is recognized in other comprehensive income or in equity, respectively.
Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years. Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings. The tax rate used is the rate that is substantively enacted.
Deferred income tax is recognized on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax is not recorded if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss or on temporary differences relating to the investment in subsidiaries to the extent that they will not reverse in the foreseeable future. Deferred income tax is determined using tax rates (and laws) that have been enacted or
(10)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and December 31, 2021
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
3. Significant accounting policies (continued)
substantively enacted by the statement of financial position date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.
A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.
3.16 Share-based payment arrangements
Share-based payment arrangements related to stock option awards, deferred share units, equity settled restricted share units and performance share units are measured at fair value. Compensation expense for all stock options awarded to employees is measured based on the fair value of the options on the date of grant which is determined using the Black-Scholes option pricing model. For equity settled restricted share units, compensation expense is measured based on the quoted market value of the shares. For equity settled performance share units with market based vesting conditions, compensation expense is measured based on the fair value of the share units on the date of grant which is based on the expected future forward price of the Company's shares and an index consisting of global gold-based securities. Deferred share units are liability awards settled in cash and measured at the quoted market price at the grant date and the corresponding liability is adjusted for changes in fair value at each subsequent reporting date until the awards are settled.
The fair value of the options, restricted share units, performance share units and deferred units are expensed over the vesting period of the awards with a corresponding increase in equity. No expense is recognized for awards that do not ultimately vest.
3.17 Provisions
Asset retirement obligations
A provision is made for mine restoration and rehabilitation when an obligation is incurred. The provision is recognized as a liability with the corresponding cost included in the asset to which the obligation relates. At each reporting date the asset retirement obligation is remeasured to reflect changes in discount rates, and the timing or amount of the costs to be incurred.
The provision recognized represents management’s best estimate of the present value of the future costs required. Significant estimates and assumptions are made in determining the amount of asset retirement obligations. Those estimates and assumptions deal with uncertainties such as: requirements of the relevant legal and regulatory frameworks, the magnitude of necessary remediation activities and the timing, extent and costs of required restoration and rehabilitation activities.
These uncertainties may result in future actual expenditure differing from the amounts currently provided. The provision recognized is periodically reviewed and updated based on the facts and circumstances available at the time. Changes to the estimated future costs for operating sites are recognized in the consolidated statement of financial position by adjusting both the asset retirement obligation and related assets. Such changes result in changes in future depreciation and financial charges. Changes to the estimated future costs for sites that are closed, inactive, or where the related asset no longer exists, are recognized in the consolidated statement of operations.
Other provisions
A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. They are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.
3.18 Share capital
Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects. Common shares held by the Company are classified as treasury stock and recorded as a reduction of shareholders’ equity.
(11)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and December 31, 2021
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
3. Significant accounting policies (continued)
3.19 Revenue recognition
Revenue is generated from the production and sale of doré, bullion and metals in concentrate. The Company’s performance obligations relate primarily to the delivery of these products to customers, with each shipment representing a separate performance obligation.
Revenue from the sale of doré, bullion and metals in concentrates is measured based on the consideration specified in the contract with the customer. The Company recognizes revenue when it transfers control of the product to the customer and has a present right to payment for the product.
(i) Metals in concentrate
Control over metals in concentrates is transferred to the customer and revenue is recognized when the product is considered to be physically delivered to the customer under the terms of the customer contract. This is typically when the concentrate has been placed on board a vessel for shipment or delivered to a location specified by the customer.
Metals in concentrate are sold under pricing arrangements where final prices are determined by market prices subsequent to the date of sale (the “quotational period”). Revenue from concentrate sales is recorded based on the estimated amounts to be received, based on the respective metal's forward price at the expected settlement date. Adjustments are made to settlements receivable in subsequent periods based on fluctuations in the forward prices until the date of final metal pricing. These subsequent changes in the fair value of the settlement receivable are recorded in revenue separate from revenue from contracts with customers.
Provisional invoices for metals in concentrate sales are typically issued shortly after or on the passage of control of the product to the customer and the Company receives 90 - 95% of the provisional invoice at that time. Additional invoices are issued as final product weights and assays are determined over the quotational period. Provisionally invoiced amounts are generally collected promptly.
(ii) Metals in doré
The Company sells doré directly to refiners, or, refiners may receive doré from the Company to refine the materials on the Company’s behalf and arrange for sale of the refined metal.
In the Turkiye operating segment, refined metals are sold at spot prices on the Precious Metal Market of the Borsa Istanbul. Sales proceeds are collected within several days of the completion of the sale transaction. Control over the refined gold or silver produced from doré is transferred to the customer and revenue recognized upon delivery to the customer’s bullion account on the Precious Metal Market of the Borsa Istanbul.
In the Canada segment, doré and refined metals are sold at spot prices with sales proceeds collected within several days of the sales transaction. Control is typically transferred to the customer and revenue recognized upon delivery to a location specified by the customer.
3.20 Finance income and expenses
Finance income includes interest income on funds invested (including financial assets carried at FVTPL) and changes in the fair value of financial assets at FVTPL. Interest income is recognized as it accrues in the consolidated statement of operations, using the effective interest method.
Finance expenses include borrowing costs, unwinding of the discount on provisions, changes in the fair value of financial assets at fair value through profit or loss and impairment losses recognized on financial assets. All borrowing costs are recognized in the consolidated statement of operations using the effective interest method, except for those amounts capitalized as part of the cost of qualifying property, plant and equipment.
(12)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and December 31, 2021
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
3. Significant accounting policies (continued)
3.21 Earnings (loss) per share
The Company presents basic and diluted earnings per share (“EPS”) data for its common shares. Basic EPS is calculated by dividing the earnings or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted EPS is determined by adjusting the earnings or loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares, which comprise share options, restricted share units and performance share units granted to employees.

4. Judgements and estimation uncertainty
The preparation of consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.
Estimates and underlying assumptions are reviewed at each period end. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.
Significant areas requiring the use of management assumptions, estimates and judgements include the valuation of property, plant and equipment and goodwill, estimated recoverable mineral reserves and mineral resources, inventory, asset retirement obligations and current and deferred taxes. Actual results could differ from these estimates.
Outlined below are some of the areas which require management to make significant judgements, estimates and assumptions.
(i) Valuation of property, plant and equipment and goodwill
Property, plant and equipment and goodwill are tested for impairment when events or changes in circumstances suggest that the carrying amount may not be fully recoverable. Goodwill is tested at least annually.
Calculating the recoverable amount, including estimated FVLCD of CGUs for property, plant and equipment and goodwill, requires management to make estimates and assumptions with respect to discount rates, future production levels including amount of recoverable reserves, resources and exploration potential, operating and capital costs, long-term metal prices, and estimates of the fair value of mineral properties beyond proven and probable reserves.
Changes in any of the assumptions or estimates used in determining the recoverable amount could result in additional impairment or reversal of impairment recognized.
(ii) Estimated recoverable mineral reserves and mineral resources
Mineral reserve and mineral resource estimates are based on various assumptions relating to operating matters, including, with respect to production costs, mining and processing recoveries, cut-off grades, as well as assumptions relating to long-term commodity prices and exchange rates and capital costs. Cost estimates are based primarily on feasibility study estimates or operating history. Estimates are prepared under supervision of appropriately qualified persons, but will be impacted by forecasted commodity prices, exchange rates, capital and production costs and recoveries amongst other factors. Estimated recoverable mineral reserves and mineral resources are used to determine the depreciation of property, plant and equipment at operating mine sites, in accounting for deferred stripping costs, in performing impairment testing and for forecasting the timing of the payment of decommissioning and restoration costs. Therefore, changes in the assumptions used could impact the carrying value of assets, depreciation and impairment charges recorded in the consolidated statement of operations and the carrying value of the asset retirement obligation.
(13)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and December 31, 2021
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
4. Judgements and estimation uncertainty (continued)
(iii) Inventory
The Company considers ore stacked on its leach pads and in process at its mines as work-in-process inventory and includes them in production costs based on ounces of gold or tonnes of concentrate sold, using the following assumptions in its estimates:
▪the amount of gold and other metals estimated to be in the ore stacked on the leach pads;
▪the amount of gold expected to be recovered from the leach pads;
▪the amount of gold and other metals in the processing circuits;
▪the amount of gold and other metals in concentrates; and
▪the gold and other metal prices expected to be realized when sold.
If these estimates or assumptions are inaccurate, the Company could be required to write down the value it has recorded on its work-in-process inventories, which would reduce earnings and working capital.
(iv) Asset retirement obligation
The asset retirement obligation provision represents management's best estimate of the present value of future cash outflows required to settle the liability which reflect estimates of future costs, inflation, requirements of the relevant legal and regulatory frameworks and the timing of restoration and rehabilitation activities. Estimated future cash outflows are discounted using a risk-free rate based on U.S. Treasury bond rates. Changes to asset retirement obligation estimates are recorded with a corresponding change to the related item of property, plant and equipment, or to the statement of operations if there is no related property, plant and equipment. Adjustments to the carrying amounts of related items of property, plant and equipment can result in a change to future depreciation expense.
(v) Deferred taxes
Judgements and estimates of recoverability are required in assessing whether deferred tax assets recognized on the consolidated statement of financial position are recoverable which is based on an assessment of the ability to use the underlying future tax deductions before they expire against future taxable income. Deferred tax liabilities arising from temporary differences on investments in subsidiaries, joint ventures and associates are recognized unless the reversal of the temporary differences is not expected to occur in the foreseeable future and can be controlled, which requires judgement.
Assumptions about the generation of future taxable earnings and repatriation of retained earnings depend on management’s estimates of future production and sales volumes, commodity prices, reserves, operating costs, decommissioning and restoration costs, capital expenditures, dividends and other capital management transactions.
The Company operates in multiple tax jurisdictions and judgement is required in the application of income tax legislation in these jurisdictions. These estimates and judgements are subject to risk and uncertainty and could result in an adjustment to current and deferred tax provisions and a corresponding increase or decrease to earnings or loss for the period.

(14)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and December 31, 2021
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
5. Adoption of new accounting standards
(a) Current adoption of new accounting standards
The following amendments to existing standards have been adopted by the Company commencing January 1, 2022:
Amendment to IAS 37: Onerous Contracts - Cost of Fulfilling a Contract
In May 2020, the IASB published Onerous Contracts - Cost of Fulfilling a Contract (Amendments to IAS 37), which amends the standard regarding costs a company should include as the cost of fulfilling a contract when assessing whether a contract is onerous. The changes specify that the cost of fulfilling a contract comprises the costs that relate directly to the contract. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts. The amendments apply for annual reporting periods beginning on or after January 1, 2022 to contracts existing at the date when the amendments are first applied. There was no material impact on the consolidated financial statements from the adoption of this amendment.
Amendments to IAS 16: Property, Plant and Equipment: Proceeds before Intended Use
In May 2020, the IASB published Property, Plant and Equipment - Proceeds before Intended Use (Amendments to IAS 16). This amendment outlines that proceeds from selling items before the related item of property, plant and equipment is available for use should be recognized in profit or loss, together with the costs of producing those items. This is a change from the previous standard which allowed the sales proceeds to be deducted from the cost of property, plant and equipment before its intended use. These amendments apply for annual reporting periods beginning on or after January 1, 2022, with earlier application permitted. The amendments apply retrospectively, but only to items of property, plant and equipment made available for use on or after the beginning of the earliest period presented in the financial statements in which the company first applies the amendments. There was no material impact on the consolidated financial statements from the adoption of this amendment.
Amendments to IFRS 3: Reference to Conceptual Framework
In May 2020, the IASB published Reference to the Conceptual Framework (Amendments to IFRS 3). This amendment was to update a reference to the Conceptual Framework within IFRS 3. More specifically, the update within IFRS requires an entity to refer to the Conceptual Framework for Financial Reporting to determine what constitutes an asset or a liability. This amendment applies for annual reporting periods beginning on or after January 1, 2022, with earlier application permitted. There was no material impact on the consolidated financial statements from the adoption of this amendment.
(b) New standards issued and not yet effective
Below are new standards, amendments to existing standards and interpretations that have been issued and are not yet effective. The Company plans to apply the new standards or interpretations in the annual period for which they are effective.
Classification of liabilities as current or non-current
In January 2020, the IASB published narrow scope amendments to IAS 1 Presentation of financial statements. The narrow scope amendment clarifies that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Classification is unaffected by the expectations of the entity or events after the reporting date. The amendments are effective for annual periods beginning on or after January 1, 2024, and applied retrospectively. The Company is currently evaluating the impact of the amendments on its consolidated financial statements.

(15)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and December 31, 2021
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
5. Adoption of new accounting standards (continued)
Deferred tax related to assets and liabilities arising from a single transaction
In May 2021, the IASB published a narrow scope amendment to IAS 12 Income taxes. In September 2021, IAS 12 was revised to reflect this amendment. The amendment narrowed the scope of the recognition exemption so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences such as deferred taxes on leases and decommissioning obligations. The amendment is effective for annual periods beginning on or after January 1, 2023, and applied retrospectively. The Company does not expect the adoption of this amendment to have a material impact on its consolidated financial statements.
Disclosure of accounting policies
In February 2021, the IASB published a narrow scope amendment to IAS 1 Presentation of financial statements and IFRS Practice Statement 2. The amendments replace all instances of the term ‘significant accounting policies’ with ‘material accounting policy information’, requiring companies to disclose their material accounting policies rather than their significant accounting policies. The amendment is effective for annual periods beginning on or after January 1, 2023, and applied prospectively. The Company does not expect the adoption of this amendment to have a material impact on its consolidated financial statements.
Non-current liabilities with covenants
In October 2022, the IASB published a narrow scope amendment to IAS 1 Presentation of financial statements. After reconsidering certain aspects of the 2020 amendments, noted above in 'Classification of liabilities as current or non-current', the IASB reconfirmed that only covenants with which a company must comply on or before the reporting date affect the classification of a liability as current or non-current. Covenants with which the company must comply after the reporting date do not affect a liability’s classification at that date. The amendment is effective for annual periods beginning on or after January 1, 2024, and applied retrospectively. The Company is currently evaluating the impact of the amendment on its consolidated financial statements.
(16)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and December 31, 2021
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
6. Disposal group held for sale and discontinued operations
(a) Certej project
On October 26, 2022, the Company entered into a share purchase agreement to sell the Certej project, a non-core gold asset in the Romania segment. The sale is subject to certain closing conditions, including required regulatory approvals.
Consideration will include:
•$18,000 cash upon closing of the transaction;
•deferred consideration of $12,000 in cash, with $5,000 and $7,000 payable 24 months and 36 months, respectively, following the receipt of the building permit; and
•the Company will retain a 1.50% net smelter return royalty on the project.
During 2022, the Company recorded impairment of $394,723 ($374,684 net of deferred tax) on the Certej project to recognize the mineral properties and capitalized evaluation expenditures at their estimated fair value, based on a plan to sell the asset and completion of the agreement. The non-recurring fair value measurement of $17,000 was categorized as a Level 3 fair value based on the expected cash consideration of a sale, less estimated costs of disposal.
The Romanian reporting segment is presented as a disposal group held for sale. As at December 31, 2022, the disposal group was stated at fair value less costs to sell and comprised the following assets and liabilities.

December 31, 2022

Cash	$356
Accounts receivable and other	1,150
Property, plant, and equipment	24,731
Inventories	1,501
Assets held for sale	$27,738

Accounts payable and accrued liabilities	$(168)
Asset retirement obligations	(10,311)
Liabilities associated with assets held for sale	$(10,479)

(17)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and December 31, 2021
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
6. Disposal group held for sale and discontinued operations (continued)
The results from operations of the Romanian reporting segment include:

	Year ended December 31,
	2022	2021

Expenses	$(2,801)	$(6,398)
Impairment of property and equipment	(394,723)	—
Loss from operations	(397,524)	(6,398)
Income tax (recovery) expense	(20,039)	1,897
Loss from discontinued operations, net of tax	$(377,485)	$(8,295)

(Loss) earnings from discontinued operations attributable to non-controlling interest	$(72,837)	$1,813
Loss from discontinued operations attributable to shareholders of the Company	$(304,648)	$(10,108)

Basic and diluted loss per share attributable to shareholders of the Company	$(1.66)	$(0.06)

Net cash used in operating activities of the Romanian reporting segment during the year ended December 31, 2022 was $164 (2021 – $877). Net cash used in investing activities of the Romanian reporting segment during the year end December 31, 2022 was $33 (2021 – nil).

(b) Sale of Tocantinzinho project
On October 27, 2021, the Company completed a sale of the Tocantinzinho project, a non-core gold asset. Consideration included:
•$20,000 cash and 46,926,372 shares of G Mining Ventures Corp ("GMIN"), or approximately 19.9% of GMIN shares outstanding; and
•deferred cash consideration of $60,000 to be paid subject to Tocantinzinho achieving commercial production, payable on the first anniversary of commercial production ("Deferred Consideration").
The purchaser has the option to defer 50% of the Deferred Consideration at a cost of $5,000, in which case $30,000 is payable upon the first anniversary of the commencement of commercial production and $35,000 is payable upon the second anniversary of the commencement of commercial production. The Company has not recorded any consideration for these contingent payments.

(18)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and December 31, 2021
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
6. Disposal group held for sale and discontinued operations (continued)
The sale represents the net assets in the Company's Brazil reporting segment. As a result, the project has been presented as a discontinued operation as at December 31, 2021. The gain on disposition includes the following:

Net proceeds:
Cash received	$20,000
Shares received	33,036
Disposal costs incurred	(1,279)
Working capital changes	59
$51,816
Net assets sold:
Cash	$340
Accounts receivable and other	1,101
Property, plant and equipment	47,466
Accounts payable and accrued liabilities	(331)
Capital lease obligations	(92)
$48,484

Gain on disposition of Tocantinzinho	$3,332

Prior to closing the sale of the Tocantinzinho project, the Company recorded impairment of $160,140 on Tocantinzinho to recognize the mineral properties and capitalized development at their estimated fair value, based on the plan to sell the asset. The fair value of the disposal group was initially reduced to $48,000, which reflected the estimated cash and share consideration, less costs of disposal.
The results from operations from the Brazil reporting segment include:

Year ended
December 31, 2021

Expenses	$(1,004)
Impairment of property and equipment	(160,140)
Gain on disposition of Tocantinzinho	3,332
Loss from operations	(157,812)
Income tax recovery	(11,010)
Loss from discontinued operations, net of tax attributable to shareholders of the Company	$(146,802)

Basic and diluted loss per share attributable to shareholders of the Company	$(0.81)

(19)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and December 31, 2021
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
7. Cash and cash equivalents

	December 31, 2022	December 31, 2021

Cash	$276,734	$401,327
Short-term bank deposits	3,001	80,000
	$279,735	$481,327

8. Accounts receivable and other

	December 31, 2022	December 31, 2021

Trade receivables	$33,746	$23,020
Value added tax and other taxes recoverable	19,679	17,782
Other receivables and advances	13,610	9,946
Prepaid expenses and deposits	23,940	17,834
Investment in marketable securities	138	163
	$91,113	$68,745

(20)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and December 31, 2021
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
9. Inventories

	December 31, 2022	December 31, 2021

Ore stockpiles	$10,521	$10,097
In-process inventory and finished goods	67,261	63,513
Materials and supplies	121,090	104,553
	$198,872	$178,163
In 2022, inventories of $389,710 (2021 – $386,900) were recognized as an expense during the year and included in cost of sales.

10. Other assets

	December 31, 2022	December 31, 2021

Long-term value added tax and other taxes recoverable	$55,394	$38,822
Prepaid forestry fees	1,403	1,824
Prepaid loan costs	1,487	2,020
Investment in marketable securities and debt securities	61,611	59,849
Other	170	1,508
	$120,065	$104,023

Included in investments in marketable securities are investments in Probe Gold Inc. (formerly Probe Metals Inc.) and investments in GMIN (Note 6 (b)). In July 2022, the Company completed the acquisition of 32.5 million common shares of GMIN for cash consideration of CDN $26,000 ($20,000). Upon closing of this transaction, the Company owned approximately 19.0% of GMIN shares outstanding.

(21)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and December 31, 2021
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
11. Non-controlling interests
The following table summarizes the information relating to Deva, a subsidiary of the Company with a material non-controlling interest (“NCI”). The amounts disclosed are based on those included in the consolidated financial statements before inter-company eliminations.

	December 31, 2022	December 31, 2021
NCI percentage	19.5%	19.5%

Current assets	$2,537	$2,638
Non-current assets	22,831	422,789
Current liabilities	(154)	(209)
Non-current liabilities	(156,057)	(178,984)
Net (liabilities) assets	$(130,843)	$246,234

Net (liabilities) assets allocated to NCI	$(25,514)	$48,016

Cash flows used in operating activities	$(3,095)	$(3,683)
Cash flows used in investing activities	(33)	—
Cash flows generated from financing activities	2,958	2,917
Net decrease in cash and cash equivalents	$(170)	$(766)

Net (loss) earnings and comprehensive (loss) income	$(373,522)	$9,297
Net (loss) earnings allocated to NCI	(72,837)	1,813

Net loss allocated to NCI in the consolidated statement of operations includes $72,837 related to Deva (2021 – net earnings of $1,813) and net loss of $192 related to non-material subsidiaries (2021 – net loss of $1,499).
The carrying value of the NCI related to Deva is $(5,543) (2021 – $67,294) and the carrying value of non-material subsidiaries is $2,343 (2021 – $2,263).
Deva is included in the Romanian reporting segment which is presented as a disposal group held for sale at December 31, 2022. Net (loss) earnings attributable to Deva is presented as discontinued operations for the years ended December 31, 2022 and 2021 (Note 6 (a)).
(22)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and December 31, 2021
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
12. Property, plant and equipment

	Land and buildings	Plant and equipment	Capital works in progress	Mineral properties	Pre-development properties	Total
Cost
Balance at January 1, 2021	$222,908	$2,400,876	$83,513	$3,431,908	$872,193	$7,011,398
Additions/transfers	12,139	80,815	134,237	72,192	16,681	316,064
Acquisition of QMX Gold Corporation	2,357	1,649	—	78,852	—	82,858
Impairment	—	—	(3,923)	—	—	(3,923)
Write-down of assets	—	(3,520)	—	(696)	(2,914)	(7,130)
Other movements/transfers	(2,539)	96,373	(104,014)	(865)	98	(10,947)
Assets disposed of in the sale of Tocantinzinho	—	—	—	—	(210,570)	(210,570)
Disposals	(1,603)	(8,014)	—	(648)	(2,883)	(13,148)
Balance at December 31, 2021	$233,262	$2,568,179	$109,813	$3,580,743	$672,605	$7,164,602

Balance at January 1, 2022	$233,262	$2,568,179	$109,813	$3,580,743	$672,605	$7,164,602
Additions/transfers	7,420	21,901	181,216	84,065	(3,139)	291,463
(Write-down) recovery of assets	(44)	(37,264)	(343)	225	(906)	(38,332)
Other movements/transfers	4,691	77,274	(167,081)	86,821	—	1,705
Assets reclassified as held for sale	—	—	—	—	(425,587)	(425,587)
Disposals	(1,997)	(6,357)	—	(12)	(272)	(8,638)
Balance at December 31, 2022	$243,332	$2,623,733	$123,605	$3,751,842	$242,701	$6,985,213

Accumulated depreciation
Balance at January 1, 2021	$(70,657)	$(1,149,283)	$—	$(1,737,527)	$(11,732)	$(2,969,199)
Depreciation for the year	(8,285)	(127,287)	—	(66,254)	—	(201,826)
(Impairment) reversal	—	(10,939)	—	936	—	(10,003)
Other movements	771	9,043	—	1,198	(1,088)	9,924
Assets disposed of in the sale of Tocantinzinho	—	—	—	—	2,964	2,964
Disposals	1,087	5,262	—	—	400	6,749
Balance at December 31, 2021	$(77,084)	$(1,273,204)	$—	$(1,801,647)	$(9,456)	$(3,161,391)

Balance at January 1, 2022	$(77,084)	$(1,273,204)	$—	$(1,801,647)	$(9,456)	$(3,161,391)
Depreciation for the year	(14,303)	(139,188)	—	(96,999)	—	(250,490)
Write-down of assets	—	12,475	—	—	—	12,475
Impairment	—	—	—	—	(394,723)	(394,723)
Other movements	261	(1,752)	—	(820)	(654)	(2,965)
Assets reclassified as held for sale	—	—	—	—	400,856	400,856
Disposals	1,491	5,542	—	—	254	7,287
Balance at December 31, 2022	$(89,635)	$(1,396,127)	$—	$(1,899,466)	$(3,723)	$(3,388,951)

Carrying amounts
At January 1, 2021	$152,251	$1,251,593	$83,513	$1,694,381	$860,461	$4,042,199
At December 31, 2021	$156,178	$1,294,975	$109,813	$1,779,096	$663,149	$4,003,211
Balance at December 31, 2022	$153,697	$1,227,606	$123,605	$1,852,376	$238,978	$3,596,262
(23)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and December 31, 2021
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
12. Property, plant and equipment (continued)
In accordance with the Company’s accounting policies each CGU is assessed for indicators of impairment, from both external and internal sources, at the end of each reporting period. If such indicators of impairment exist for any CGUs, those CGUs are tested for impairment. The recoverable amounts of the Company’s CGUs are based primarily on the net present value of future cash flows expected to be derived from the CGUs. The recoverable amount used by the Company represents each CGU’s FVLCD, a Level 3 fair value measurement, as it was determined to be higher than value in use.
(i)Olympias
In December 2021, the Company announced a 12% decrease in proven and probable reserves at Olympias as a result of mining method optimization and exclusion of remnant mining zones that will require further engineering studies. The Company considered this decrease an indicator of potential impairment for Olympias. Using a FVLCD approach, the Company assessed the recoverable amount of the Olympias CGU as at December 31, 2021. Based on its assessment, the Company determined that no impairment loss or reversal of impairment for the Olympias CGU was required.
In December 2022, the Company announced a further 3% decrease in proven and probable reserves at Olympias due to adjustments for cut-off value, metal prices and mine plan optimization. The Company considered this decrease, combined with sustained weaker-than-expected operating performance and a sustained increase in interest rates which impact the discount rate, to be an indicator of potential impairment for Olympias. Using a FVLCD approach, the Company assessed the recoverable amount of the Olympias CGU as at December 31, 2022. Based on its assessment, the Company determined that no impairment loss or reversal of impairment for the Olympias CGU was required.
The significant assumptions used for determining the recoverable amount of the Olympias CGU at each of December 31, 2022 and December 31, 2021 are reflected in the table below. Management used judgement in determining estimates and assumptions with respect to discount rates, future production levels including amount of recoverable reserves, resources and exploration potential, operating and capital costs, long-term metal prices and estimates of the fair value of mineral properties beyond proven and probable reserves. Metal pricing assumptions were based on consensus forecast pricing and discount rates were based on a weighted average cost of capital, adjusted for country and other risks specific to the CGU. Estimates of the fair value of a portion of incremental inferred resources and exploration potential beyond what is defined in the Company's reserves and resources statement ("value beyond proven and probable" or "VBPP") were determined from estimated VBPP ounces, after accounting for reasonable modifying factors such as conversion and operational risk considerations, and were assigned a unit value derived from the fair value of the future production from the mine plan. Changes in any of the assumptions or estimates used in determining the fair values could impact the impairment analysis.

	2022	2021
Gold price ($/oz)	$1,725 - $1,600	$1,800 - $1,550
Silver price ($/oz)	$22 - $21	$24 - $21
Lead price ($/t)	$2,050 - $2,000	$2,150 - $2,050
Zinc price ($/t)	$3,000 - $2,550	$2,825 - $2,500
Discount rate	7.0% - 7.5%	6.0% - 6.5%
VBPP fair value ($)	$361,352	$330,848
VBPP fair value ($/oz)	$224	$251

(24)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and December 31, 2021
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
12. Property, plant and equipment (continued)
(ii)Stratoni
On October 15, 2021, the Company announced that operations at Stratoni would be suspended and following further economic review, a decision was taken to transfer the mine to care and maintenance during 2022. As a result, impairment of $13,926, primarily related to capitalized underground development, was recorded in the year ended December 31, 2021.

13. Goodwill
As of December 31, 2022 all goodwill relates to the Lamaque CGU. Goodwill is tested for impairment annually on December 31 and when circumstances indicate that the carrying value may not be recoverable. Impairment is determined for goodwill by assessing the recoverable amount of the CGU. The recoverable amount of the Lamaque CGU is based on the net present value of future cash flows expected to be derived from the CGU. The recoverable amount used by the Company represents the CGU’s FVLCD, a Level 3 fair value measurement, as it was determined to be higher than value in use.
The significant assumptions used for determining the recoverable amount of goodwill in the Lamaque CGU are reflected in the table below. Management used judgement in determining estimates and assumptions with respect to discount rates, future production levels including amounts of recoverable reserves, resources and exploration potential, operating and capital costs, long-term metal prices and estimates of the fair value of mineral properties beyond proven and probable reserves. Metal pricing assumptions were based on consensus forecast pricing, and the discount rates were based on a weighted average cost of capital, adjusted for country risk and other risks specific to the CGU. Cash flows were projected through to 2031. Changes in any of the assumptions or estimates used in determining the fair values could impact the recoverable amount of goodwill analysis.

	2022	2021

Gold price ($/oz)	$1,725 - $1,600	$1,800 - $1,550
Discount rate	6% - 7%	5% - 6%

The estimated recoverable amount of the Lamaque CGU including goodwill exceeded its carrying amount as at December 31, 2022 by approximately $247,000. Impairment would result from a decrease in the long-term gold price of $200 per ounce, or an increase in operating expenditures by 18% with all other assumptions being kept consistent.
(25)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and December 31, 2021
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
14. Leases and right-of-use assets
As a lessee, the Company leases various assets including mobile mine equipment, offices and properties. These right-of-use assets are presented as property, plant and equipment.

	Right-of-use Land and buildings	Right-of-use Plant and equipment	Total
Cost
Opening balance at January 1, 2021	$14,555	$29,841	$44,396
Additions	815	7,513	8,328
Disposals	(754)	(2,117)	(2,871)
Balance at December 31, 2021	$14,616	$35,237	$49,853
Additions	—	2,807	2,807
Disposals	—	(178)	(178)
Transfers and other movements	64	(17,649)	(17,585)
Balance at December 31, 2022	$14,680	$20,217	$34,897

Accumulated depreciation
Opening balance at January 1, 2021	$(2,303)	$(10,274)	$(12,577)
Depreciation for the year	(1,526)	(6,495)	(8,021)
Disposals	438	380	818
Balance at December 31, 2021	$(3,391)	$(16,389)	$(19,780)
Depreciation for the year	(1,321)	(4,198)	(5,519)
Disposals	—	155	155
Transfers and other movements	320	11,770	12,090
Balance at December 31, 2022	$(4,392)	$(8,662)	$(13,054)

Right-of-use assets, net carrying amount at December 31, 2021	$11,225	$18,848	$30,073
Right-of-use assets, net carrying amount at December 31, 2022	$10,288	$11,555	$21,843

Interest expense on lease liabilities is disclosed in Note 18 (b) and the cash payments for the principal portion of lease liabilities is presented on the Consolidated Statement of Cash Flow. The Company's future obligations related to lease liabilities are disclosed in Note 24.

15. Accounts payable and accrued liabilities

	December 31, 2022	December 31, 2021

Trade payables	$74,907	$71,011
Taxes payable	4,123	19,182
Accrued expenses	112,675	105,141
	$191,705	$195,334
(26)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and December 31, 2021
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
16. Debt

	December 31, 2022	December 31, 2021
Senior notes due 2029, net of unamortized transaction fees of $6,077 (2021 – $6,783) and initial redemption option of $4,167 (Note 16 (b))	$498,090	$497,868
Redemption option derivative asset (Note 16 (b))	(3,676)	(8,105)
	$494,414	$489,763

	2022	2021
	Senior notes due 2029	Senior notes due 2029	Senior notes due 2024 and term loan	Revolving credit facility

Balance beginning of year	$489,763	$—	$351,132	$150,000

Financing cash flows related to debt:
Redemption of senior secured notes due 2024	—	—	(233,953)	—
Repayment of term loan	—	—	(133,333)	—
Repayment of revolving credit facility	—	—	—	(150,000)
Proceeds from senior notes due 2029	—	500,000	—	—
Debt transaction costs	—	(7,009)	—	—
Total financing cash flows related to debt	$—	$492,991	$(367,286)	$(150,000)

	$489,763	$492,991	$(16,154)	$—

Non-cash changes recorded in debt:
Amortization of discount and transaction costs of senior secured notes due 2024 due to early redemption	$—	$—	$7,969	$—
Amortization of financing fees and discount relating to senior secured notes due 2024 and term loan	—	—	2,201	—
Change in fair value of redemption option derivative asset relating to senior secured notes due 2024	—	—	5,984	—
Amortization of financing fees and prepayment option relating to senior notes due 2029	222	71	—	—
Change in fair value of redemption option derivative asset relating to senior notes due 2029	4,429	(3,299)	—	—

Balance end of year	$494,414	$489,763	$—	$—
(27)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and December 31, 2021
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
16. Debt (continued)
(a) Project Financing Facility
On December 15, 2022, the Company announced that it has entered into a €680,400 project financing facility ("Term Facility") for the development of the Skouries project in Northern Greece. The Term Facility will provide 80% of the expected future funding required to complete the Skouries project and includes up to €200,000 of funds from the Greek Recovery and Resilience Facility (the "RRF"). The Term Facility is non-recourse to the Company and the collateral securing the Term Facility covers the Skouries project and the Hellas operating assets.
The remaining 20% of project funding is expected to be fully covered by the Company's existing cash and future cash flow from operations. This amount of the Company's investment undertaking for the Skouries project will be fully backstopped by a letter of credit from the Company's revolving credit facility.
Drawdown on the Term Facility is subject to customary closing conditions. The Company expects such conditions to be satisfied and the initial drawdown is projected to occur in the first quarter of 2023.
The Term Facility includes the following components:
i.€480,400 commercial loan;
ii.€100,000 of initial funding from the RRF; and
iii.€100,000 commercial bridge loan that is expected to be replaced by an additional RRF loan in 2023 ("bridge facility").
The Term Facility will also provide a €30,000 revolving credit facility to fund reimbursable VAT expenditures relating to the Skouries project.
The project financing further includes, in addition to the Term Facility, a Contingent Overrun Facility for an additional 10% of capital costs, funded by the lenders and Hellas in the same proportion as the Term Facility.
The interest rates of the facility are as follows:
i.Commercial loans: Variable interest rate of 6.1% (comprised of six-months EURIBOR plus a fixed margin) until project completion, and then 5.9% (comprised of six-months EURIBOR plus a fixed margin) following project completion, with 70% of the variable rate exposure to be hedged through an interest rate swap for the term of the facility.
ii.Initial RRF loan: Fixed interest rate of 3.04% for the term of the facility.
iii.Additional RRF loan: Fixed interest rate to be set at issuance on replacement of bridge facility.
There is a requirement under the Term Facility for Hellas to enter into various hedging contracts, including hedging limited volumes of gold and copper production, hedging a portion of its foreign exchange exposure and an interest rate swap.
The Term Facility has a three-year availability and a seven-year repayment schedule. Semi-annual installment payments will be made over seven years, commencing on June 30, 2026, with a weighted average life to maturity of approximately eight years.

(28)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and December 31, 2021
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
16. Debt (continued)
(b) Senior notes due 2029
On August 26, 2021, the Company completed an offering of $500 million senior unsecured notes with a coupon rate of 6.25% due September 1, 2029. The senior notes pay interest semi-annually on March 1 and September 1, which began on March 1, 2022.
The senior notes are guaranteed by Eldorado Gold (Netherlands) B.V., SG Resources B.V., Tüprag, and Eldorado Gold (Québec) Inc., all wholly-owned subsidiaries of the Company.
The senior notes are redeemable by the Company in whole or in part, for cash:
i.At any time prior to September 1, 2024 at a redemption price equal to 100% of the aggregate principal amount of the senior notes, accrued and unpaid interest and a premium at the greater of 1% of the principal value of the notes to be redeemed, or the present value of remaining interest to September 1, 2024 discounted at the treasury yield plus 50 basis points.
ii.At any time prior to September 1, 2024, up to 40% of the original aggregate principal amount of the senior notes with the net cash proceeds of one or more equity offerings at a redemption price equal to 106.25% of the aggregate principal amount of the senior notes redeemed, plus accrued and unpaid interest.
iii.On and after the dates provided below, at the redemption prices, expressed as a percentage of principal amount of the notes to be redeemed, set forth below, plus accrued and unpaid interest on the senior notes:
September 1, 2024     103.125%
September 1, 2025     101.563%
September 1, 2026 and thereafter     100.000%
The redemption features described above constitute an embedded derivative which was separately recognized at its fair value of $4,806 on initial recognition of the senior notes and recorded in other assets. The embedded derivative is classified as fair value through profit and loss. The decrease in fair value in the year ended December 31, 2022 is $4,429, which is recognized in finance costs.
The senior notes contain covenants that restrict, among other things, distributions in certain circumstances and sales of certain material assets, in each case, subject to certain conditions. The Company is in compliance with these covenants at December 31, 2022.
The fair market value of the senior notes as at December 31, 2022 is $437,400.

(29)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and December 31, 2021
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
16. Debt (continued)
(c) Senior Secured Credit Facility
On October 15, 2021, the Company executed a $250 million amended and restated fourth senior secured credit facility (the "Fourth ARCA") with an option to increase the available credit by $100 million through the accordion feature, and with a maturity date of October 15, 2025. The Fourth ARCA replaced a $450 million amended and restated senior secured credit facility (the "third amended and restated credit agreement" or "TARCA").
The Fourth ARCA contains covenants that restrict, among other things, the ability of the Company to incur additional unsecured indebtedness except in compliance with certain conditions, incur certain lease obligations, make distributions in certain circumstances, or sell material assets. Significant financial covenants include a minimum Earnings before Interest, Taxes, Depreciation and Amortization (“EBITDA”) to interest ratio and a maximum debt net of unrestricted cash ("net debt") to EBITDA ratio ("net leverage ratio"). The Company is in compliance with its covenants as at December 31, 2022.
The Fourth ARCA is secured on a first lien basis by a general security agreement from the Company, including the real property of the Company and Eldorado Gold (Québec) Inc. in Canada, as well as the shares of each of SG Resources B.V., Tüprag, Eldorado Gold (Netherlands) BV and Eldorado Gold (Québec) Inc., all wholly owned subsidiaries of the Company.
Under the Fourth ARCA, the revolving credit facility bears interest at the Secured Overnight Financing Rate ("SOFR") loan rate plus a SOFR adjustment of 0.10% to 0.15%, plus a margin of 2.125% - 3.25% for amounts drawn, the undrawn portion of the facility incurs standby fees of 0.47813% - 0.73125%, and letters of credit not secured under the revolving credit facility bear interest at 0.90% - 1.33%. In each case, interest or fees are dependent on a net leverage ratio pricing grid.
In September 2022, the Fourth ARCA was amended to, replace the London Inter-Bank Offered Rate with a benchmark rate based on the SOFR; permit the revolving credit facility to be used to provide a bank-issued letter of credit ("Project Letter of Credit") in favour of the lenders under the Term Facility; and introduce Euro availability for the Project Letter of Credit.
As at December 31, 2022, the Company's current interest charges and fees are as follows: SOFR loan plus margin of 2.25% on any amounts drawn from the revolving credit facility, 2.25% on the financial letters of credit secured by the revolving credit facility, 1.50% on the non-financial letters of credit and standby fees of 0.50625% on the available and undrawn portion of the revolving credit facility.
As at December 31, 2022, the Company has outstanding non-financial (Greece) and financial (Canada) letters of credit of EUR 58,216 and CDN $426, totaling $62,664 (December 31, 2021 – EUR 58,216 and CDN $426, totaling $66,417). The non-financial letters of credit were issued to secure certain obligations in connection with the Company's operations.
(30)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and December 31, 2021
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
17. Asset retirement obligations

	Turkiye	Canada	Greece	Romania	Total

At January 1, 2022	$54,594	$15,838	$51,535	$13,488	$135,455
Accretion during the year (1)	965	144	871	262	2,242
Revisions to estimate	161	(1,767)	(9,266)	(3,439)	(14,311)
Settlements	(1,199)	—	(2,003)	—	(3,202)
Reclassified to liabilities associated with assets held for sale	—	—	—	(10,311)	(10,311)
At December 31, 2022	$54,521	$14,215	$41,137	$—	$109,873
Less: Current portion	—	—	(3,980)	—	(3,980)
Long term portion	$54,521	$14,215	$37,157	$—	$105,893

Estimated undiscounted amount	$92,673	$20,022	$72,973	$—	$185,668

	Turkiye	Canada	Greece	Romania	Total

At January 1, 2021	$44,816	$12,961	$51,940	$1,661	$111,378
Acquired during the year	—	3,300	—	—	3,300
Accretion during the year (1)	608	131	649	24	1,412
Revisions to estimate	10,209	(554)	220	11,803	21,678
Settlements	(1,039)	—	(1,274)	—	(2,313)
At December 31, 2021	$54,594	$15,838	$51,535	$13,488	$135,455
Less: Current portion	—	—	(4,088)	—	(4,088)
Long term portion	$54,594	$15,838	$47,447	$13,488	$131,367

Estimated undiscounted amount	$71,404	$18,416	$68,704	$19,062	$177,586
(1) Accretion expense for the Romanian reporting segment has been reclassified to loss from discontinued operations for the years ended December 31, 2022 and 2021 (Note 6 (a)).

The Company’s asset retirement obligations relate to the restoration and rehabilitation of the Company’s mining operations and projects under development. The expected timing of cash flows in respect of each provision is based on the estimated life of the related mining operation. The net decrease in the estimate of the obligation in 2022 was mainly due to higher discount rates, partially offset by an update of increased estimated closure costs for the Kişladağ and Efemçukuru mines. The net increase in the estimate of the obligation in 2021 was mainly due to updates of estimated closure costs for the Kişladağ and Efemçukuru mines and the Certej project.
(31)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and December 31, 2021
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
17. Asset retirement obligations (continued)
The provision is calculated as the present value of estimated future net cash outflows based on the following key assumptions:

	Turkiye	Canada	Greece	Romania
	%	%	%	%
At December 31, 2022
Inflation rate	2.3 to 3.1	2.6	2.4 to 2.8	2.5
Discount rate	4.0 to 4.1	3.9	4.1 to 4.4	4.1

At December 31, 2021
Inflation rate	1.3 to 1.9	1.5	0.7 to 1.9	1.9
Discount rate	1.3 to 1.9	1.5	0.7 to 1.9	1.9

The discount rate is a risk-free rate based on U.S. Treasury bond rates with maturities commensurate with mining operations and projects under development. U.S. Treasury bond rates have been used for all of the mining operations and projects under development as the liabilities are denominated in U.S. dollars and the majority of the expenditures are expected to be incurred in U.S. dollars. Similarly, the inflation rates used in determining the present value of the future net cash outflows are based on estimated U.S. inflation rates.
In relation to the asset retirement obligations in Greece and Canada, the Company has the following:
(a)A €50,000 Letter of Guarantee to the Ministry of Environment and Energy and Climate Change ("MEECC") as security for the due and proper performance of rehabilitation works committed in relation to the mining and metallurgical facilities of the Kassandra Mines (Olympias, Stratoni and Skouries) and the removal, cleaning and rehabilitation of the old Olympias tailings. This Letter of Guarantee is renewed annually, expires on July 26, 2026 and has an annual fee of 102 basis points.
(b)A €7,500 Letter of Guarantee to the MEECC for the due and proper performance of the Kokkinolakkas Tailings Management Facility, committed in connection with the Environmental Impact Assessment approved for the Kassandra Mines (Olympias, Stratoni and Skouries). The Letter of Guarantee is renewed annually and expires on July 26, 2026. The Letter of Guarantee has an annual fee of 107 basis points.
(c)Restricted cash of $1,979 (2021 – $2,614) relates to an environmental guarantee deposit posted as security for rehabilitation works primarily in relation to the Lamaque operations.

(32)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and December 31, 2021
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
18. Other income (expense) and finance costs

(a) Other income (expense)	December 31, 2022	December 31, 2021

Interest and other income	$8,856	$2,742
Gain on disposal of mining licenses	—	7,296
Flow-through shares renouncement	—	3,702
Asset retirement obligation provision for closed facilities	(13)	(1,566)
Gain (loss) on disposal of assets	2,959	(815)
	$11,802	$11,359

(b) Finance costs	December 31, 2022	December 31, 2021

Interest cost on senior notes due 2029	$31,385	$11,008
Interest cost on senior secured notes due 2024	—	17,014
Interest cost on term loan	—	2,456
Other interest and financing costs	2,189	4,131
Senior secured notes redemption premium	—	21,400
Amortization of discount and transaction costs due to early redemption of debt	—	9,700
Loss on redemption option derivative (Note 16 (b))	4,429	2,685
Interest expense on lease liabilities	1,642	2,003
Asset retirement obligation accretion	1,980	1,388
	$41,625	$71,785

(33)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and December 31, 2021
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
19. Income taxes
Total income tax expense consists of:

	2022	2021

Current tax expense	$69,701	$90,174
Deferred tax (recovery) expense	(8,477)	47,899
	$61,224	$138,073

Income tax expense attributable to each geographical jurisdiction for the Company is as follows:

	2022	2021

Turkiye	$30,366	$93,144
Canada	16,934	36,622
Greece	13,924	8,307
	$61,224	$138,073

The key factors affecting income tax expense for the years are as follows:

	2022	2021

Earnings from continuing operations before income tax	$11,856	$157,464
Canadian statutory tax rate	27%	27%

Tax expense on net earnings at Canadian statutory tax rate	$3,201	$42,515

Items that cause an increase (decrease) in income tax expense:
Foreign income subject to different income tax rates than Canada	1,032	(14,322)
Reduction in Greek income tax rate	—	(11,434)
(Decrease) increase in Turkish income tax rate	(4,755)	6,150
Turkish investment tax credits	(9,958)	(47,394)
Québec mineral tax	12,539	12,089
Non-tax effected operating losses	1,910	9,477
Non-deductible expenses and other items	9,194	33,406
Flow-through share renouncement	4,388	6,397
Impairment and write-down of Stratoni assets	—	13,359
Turkish inflation adjustment exemption benefit	(18,048)	(10,761)
Foreign exchange related to the weakening of the Turkish Lira	26,619	77,254
Foreign exchange and other translation adjustments	14,079	13,636
Future and current withholding tax on foreign income dividends	19,993	7,655
Other	1,030	46
Income tax expense	$61,224	$138,073

(34)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and December 31, 2021
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
19. Income taxes (continued)
On January 22, 2022, a decrease in the corporate income tax rate in Turkiye was enacted for certain qualifying corporations on specified income. The corporate income tax rate reduced from 23% to 22% in 2022 and will reduce from 20% to 19% in 2023 onwards. The reduction is effective retroactively from January 1, 2022 and onwards. The opening deferred tax liability and the deferred tax expense for the year ended December 31, 2022 were reduced by $4,755 for the year ended December 31, 2022 due to the tax rate reduction.
On April 16, 2021, an increase in the corporate income tax rate in Turkiye was enacted. The corporate income tax rate was 20% at the beginning of 2021, and upon enactment increased to 25% for 2021, 23% for 2022 and will return to 20% for 2023 onwards. The increase was effective on July 1, 2021 with retroactive application to January 1, 2021. The opening deferred tax liability and the deferred tax expense for the year ended December 31, 2021 were increased by $6,150 due to the tax rate increase.
On May 18, 2021, the Greek government enacted new tax law provisions to reduce the corporate income tax rate from 24% to 22%. The Greek corporate tax rate reduction will be effective retroactively from January 1, 2021 and onwards. The opening deferred tax liability and the deferred tax expense for the year ended December 31, 2021 were reduced by $11,434 due to the tax rate reduction.
The change in the Company’s net deferred tax position was as follows:

	2022	2021
Net deferred income tax liability
Balance at January 1,	$439,195	$414,554
Deferred income tax (recovery) expense in the statement of operations	(8,477)	47,899
Deferred tax assets from acquisition of QMX Gold Corporation	—	(14,122)
Deferred tax (recovery) expense related to discontinued operations	(20,039)	1,897
Deferred tax impact on disposition of Tocantinzinho	—	(11,010)
Deferred tax recovery in the consolidated statement of other comprehensive income	(460)	(23)
Balance at December 31,	$410,219	$439,195

The composition of the Company’s net deferred income tax assets and liabilities and deferred tax expense (recovery) is as follows:

Type of temporary difference	Deferred tax assets		Deferred tax liabilities		Expense (Recovery)
	2022	2021	2022	2021	2022	2021

Property, plant and equipment	$—	$—	$446,695	$490,868	$(44,173)	$37,727
Loss carryforwards	17,532	19,166	—	—	1,634	22,206
Liabilities	27,960	34,012	—	—	6,052	(5,909)
Future withholding taxes	—	—	5,555	—	5,555	(6,234)
Other items	—	6,882	3,461	8,387	2,416	2,006
	$45,492	$60,060	$455,711	$499,255	$(28,516)	$49,796
Less: Discontinued operations	—	(7,632)	—	(27,671)	20,039	(1,897)
Balance at December 31,	$45,492	$52,428	$455,711	$471,584	$(8,477)	$47,899

(35)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and December 31, 2021
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
19. Income taxes (continued)

Unrecognized deferred tax assets	2022	2021

Tax losses	$191,448	$192,880
Other deductible temporary differences	99,835	85,142
	$291,283	$278,022

Unrecognized tax losses
The Company recognizes the benefit of tax losses only to the extent of anticipated future taxable income that can be reduced by the tax losses. Cumulative losses with a deferred tax benefit of $191,448 (2021 – $192,880) have not been recognized. The gross amount of tax losses for which no deferred tax asset was recognized expire as follows:

	2022	Expiry date	2021	Expiry date

Canadian net operating loss carryforwards	$448,935	2029-2042	$490,774	2026-2041
Canadian capital losses	229,146	none	240,081	none
Greek net operating loss carryforwards	177,188	2023-2027	125,401	2022-2026
Romanian net operating loss carryforwards	1,837	2023-2029	1,817	2022-2028

Deductible temporary differences
At December 31, 2022 the Company had deductible temporary differences for which deferred tax assets of $99,835 (2021 – $85,142) have not been recognized because it is not probable that future taxable profits will be available against which the Company can utilize the benefits. The vast majority of these temporary benefits have no expiry date.
Temporary differences associated with investments in subsidiaries
The Company has not recognized deferred tax liabilities in respect of historical unremitted earnings of foreign subsidiaries for which we are able to control the timing of the remittance and are considered reinvested for the foreseeable future. At December 31, 2022, these earnings amount to $895,198 (2021 – $1,032,084). Substantially all of these earnings would be subject to withholding taxes if they were remitted by the foreign subsidiaries.
Other factors affecting taxation
During 2022, deferred tax expense of $35,863 (2021 – $54,587) was recognized due to the net decrease in the value of future tax deductions as a result of foreign exchange movements. Of this expense, $21,869 was due to movements in the Turkish Lira and $13,995 was due to movements in the Euro, both of which weakened through 2022. The Company expects that any future significant foreign exchange movements in the Turkish Lira or Euro in relation to the U.S. dollar could cause significant volatility in the deferred income tax expense or recovery.

(36)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and December 31, 2021
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
20. Share capital
Eldorado’s authorized share capital consists of an unlimited number of voting common shares without par value.
On March 14, 2022, the Company completed a private placement of 442,700 common shares at a price of CDN $18.07 per share for proceeds of CDN $8,000 ($6,378), which will be used to fund continued exploration. On the same date, the Company also completed a private placement of 251,800 common shares at a price of CDN $15.88 per share for proceeds of CDN $4,000 ($3,189), which will be used to fund the Triangle deposit ramp development. The shares will qualify as flow-through shares for Canadian tax purposes and were issued at a premium of CDN $4.19 and CDN $2.00 per share, respectively, to the closing market price of the Company’s common shares at the date of issue. The premium of $1,880 was recognized in accounts payable and accrued liabilities and will be recognized in other income once required expenditures are incurred and related tax benefits are renounced.
In March 2022, the warrant holders of Eldorado Gold (Québec) Inc. (formerly QMX Gold Corporation) exercised 1,250,000 warrants that were issued and outstanding prior to the closing of the arrangement between the Company and QMX Gold Corporation on April 7, 2021, which resulted in the Company issuing 19,037 common shares in April 2022 in relation to this exercise. The remaining 500,000 warrants outstanding of Eldorado Gold (Québec) Inc. expired during the first quarter of 2022.
On March 30, 2021 the Company completed a private placement of 1,100,000 common shares at a price of CDN $16.00 per share for proceeds of CDN $17,600 ($13,930). The proceeds will be used to continue to fund the Lamaque decline project. The shares will qualify as flow-through shares for Canadian tax purposes and were issued at a premium of CDN $2.82 per share to the closing market price of the Company's common shares at the date of issue. The initial premium of $2,456 was recognized in accounts payable and accrued liabilities and is recognized in other income when the related tax benefits are renounced.

	2022		2021
Voting common shares	Number of Shares	Total	Number of Shares	Total
Balance at January 1,	182,673,118	$3,225,326	174,931,381	$3,144,644
Shares issued upon exercise of share options	885,750	4,438	339,540	1,738
Shares issued on redemption of performance share units	528,166	2,256	514,010	1,202
Estimated fair value of share options exercised transferred from contributed surplus	—	1,787	—	684
Shares issued on acquisition of subsidiary	—	—	5,788,187	65,647
Shares issued upon exercise of warrants	19,037	213	—	—
Flow-through and other shares issued, net of issuance costs and premium	694,500	7,624	1,100,000	11,411
Balance at December 31,	184,800,571	$3,241,644	182,673,118	$3,225,326
(37)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and December 31, 2021
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
21. Share-based payment arrangements
Share-based payments expense consists of:

	December 31, 2022	December 31, 2021

Share options	$4,376	$2,806
Restricted share units with no performance criteria	1,620	1,291
Restricted share units with performance criteria	2,545	3,462
Deferred units	144	(516)
Performance share units	2,059	902
	$10,744	$7,945

(i)Share option plans
The Company's incentive stock option plan (the "Plan") consists of options ("Options") which are subject to a 5-year maximum term and payable in shares of the Company when vested and exercised. Options vest at the discretion of the board of directors of the Company (the "Board") at the time an Option is granted. Options generally vest in three equal and separate tranches with the first vesting commencing one year after the date of grant and the second and third tranches vesting on the second and third anniversary of the grant date.
Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	2022		2021
	Weighted average price CDN$	Number of options	Weighted average price CDN$	Number of options
At January 1,	$11.32	4,250,738	$11.56	5,092,388
Granted	13.92	1,265,672	13.27	1,091,891
Exercised	6.42	(885,750)	6.36	(339,540)
Expired	22.28	(646,583)	16.27	(803,771)
Forfeited	13.62	(234,847)	12.68	(790,230)
At December 31,	$11.32	3,749,230	$11.32	4,250,738

As at December 31, 2022, a total of 4,043,166 options (December 31, 2021 – 4,427,408) were available to grant under the Plan. As at December 31, 2022, 1,834,985 share purchase options (December 31, 2021 – 2,254,702) with a weighted average exercise price of CDN $8.92 (2021 – CDN $11.51) had vested and were exercisable.
The weighted average market share price at the date of exercise for share options exercised in 2022 was CDN $13.64 (2021 – CDN $13.26).
During the year ended December 31, 2022, 1,265,672 (2021 – 1,091,891) share options were granted. The weighted average fair value per stock option granted was CDN $6.29 (2021 – CDN $5.62).

(38)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and December 31, 2021
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
21. Share-based payment arrangements (continued)
Options outstanding are as follows:

	December 31, 2022			December 31, 2022
	Total options outstanding			Exercisable options
Range of exercise price CDN$	Shares	Weighted average remaining contractual life (years)	Weighted average exercise price CDN$	Shares	Weighted average exercise price CDN$

$5.00 to $5.99	862,128	2.16	$5.68	862,128	$5.68
$6.00 to $6.99	121,666	1.30	6.20	121,666	6.20
$10.00 to $10.99	152,941	2.92	10.40	152,941	10.40
$12.00 to $12.99	609,751	3.18	12.90	398,467	12.90
$13.00 to $13.99	1,969,393	4.73	13.63	288,666	13.25
$14.00 to $14.99	33,351	4.23	14.60	11,117	14.60

	3,749,230	3.69	$11.32	1,834,985	$8.92

The assumptions used to estimate the fair value of options granted during the years ended December 31, 2022 and December 31, 2021 are in the table below. Volatility was determined based on the historical volatility over the estimated lives of the options.

	2022	2021
Risk-free interest rate (range)	1.4% – 1.6%	0.3% – 0.8%
Expected volatility (range)	60% – 61%	64% – 68%
Expected life (range) (years)	1.96 – 3.96	1.92 – 3.93
Expected dividends (CDN $)	—	—

(ii)Restricted share units plan
The Company has a restricted share unit plan (“RSU Plan") whereby restricted share units ("RSUs") may be granted to senior management of the Company. Such RSUs may be redeemed by the holder in shares or cash, with cash redemptions subject to the approval of the Board. The current maximum number of common shares authorized for issue under the RSU Plan is 5,000,000. As at December 31, 2022, 934,705 common shares purchased by the Company remain held in trust in connection with this plan and have been included in treasury stock within equity on the consolidated statement of financial position.
During the year ended December 31, 2022, 1,269,900 common shares were purchased on the open market for CDN $15,526 under an approved normal course issuer bid.

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Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and December 31, 2021
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
21. Share-based payment arrangements (continued)
Currently, the Company has two types of RSUs:
(a)RSU with no performance criteria
These RSUs are exercisable into one common share once vested, for no additional consideration. They vest as follows: one third on the first anniversary of the grant date, one third on the second anniversary of the grant date and one third on the third anniversary of the grant date. RSUs with no performance criteria terminate on the third anniversary of the grant date. All vested RSUs which have not been redeemed by the date of termination are automatically redeemed. Such RSUs may be redeemed by the holder in shares or cash, with cash redemptions subject to the approval of the Board.
A total of 176,414 RSUs with no performance criteria at an average grant-date fair value of CDN $14.44 per unit were granted during the year ended December 31, 2022 under the Company’s RSU plan. The fair value of each RSU issued is determined based on the quoted market value of the Company's shares on date of grant.
A summary of the status of the RSUs with no performance criteria and changes during the years ended December 31, 2022 and December 31, 2021 is as follows:

	2022	2021
At January 1,	471,762	478,067
Granted	176,414	180,132
Redeemed	(294,993)	(135,833)
Forfeited	(24,506)	(50,604)
At December 31,	328,677	471,762

As at December 31, 2022, 17,371 RSUs are fully vested and exercisable (2021 – 109,649).

(b)RSU with performance criteria
RSUs with performance criteria cliff vest on the third anniversary of the grant date, subject to achievement of pre-determined market-based performance criteria. When fully vested, the number of RSUs redeemed will range from 0% to 200% of the target award, subject to the performance of the share price over the three-year period.
There were nil RSUs with performance criteria granted during the year ended December 31, 2022. There were 229,979 (2021 – 80,235) RSUs with performance criteria granted as a result of the performance criteria being met during the year, which were then redeemed for common shares issued from treasury stock. The fair value of each RSU with market-based performance criteria issued is determined based on fair value of the share units on the date of grant which is based on a valuation model which uses the expected future forward price of the Company's shares and an index consisting of global gold-based securities.
A summary of the status of the RSUs with performance criteria and changes during the years ended December 31, 2022 and December 31, 2021 is as follows:

	2022	2021
At January 1,	908,377	689,967
Granted	229,979	440,508
Redeemed	(459,958)	(160,470)
Forfeited	(111,658)	(61,628)
At December 31,	566,740	908,377
(40)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and December 31, 2021
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
21. Share-based payment arrangements (continued)
(iii)Deferred units plan
The Company has an independent directors deferred unit plan under which deferred units ("DU's") are granted by the Board from time to time to independent directors (“the Participants”). DU's may be redeemed only on retirement of the independent director from the Board (the “Termination Date”) by providing the redemption notice to the Company specifying the redemption date which shall be no later than December 15 of the first calendar year commencing after the calendar year in which the Termination Date occurred (the “DU Redemption Date”). The participant receives a cash payment equal to the market value of such DU's as of the DU Redemption Date.
At December 31, 2022, 335,829 DU's were outstanding (2021 – 351,232) with a fair value of $2,803 (2021 – $3,291), which is included in accounts payable and accrued liabilities. The fair value was determined based on the closing share price at December 31, 2022.

(iv)Performance share units plan
The Company has a Performance Share Unit plan (the “PSU Plan") whereby performance share units ("PSUs") may be granted to senior management of the Company at the discretion of the Board of Directors. Under the PSU Plan, PSUs cliff vest on the third anniversary of the grant date (the “PSU Redemption Date”) and are subject to terms and conditions including the achievement of predetermined performance criteria. When fully vested the number of PSUs redeemed will range from 0% to 200% of the target award, subject to the achievement of the performance criteria. Once vested, at the option of the Company, PSU’s are redeemable as a cash payment equal to the market value of the vested PSUs as of the PSU Redemption Date, common shares of the Company equal to the number of vested PSUs, or a combination of cash and shares equal to the market value of the vested PSUs, for no additional consideration from the PSU holder and are redeemed as soon as practicable after the PSU Redemption Date.
There were 352,837 PSUs were granted during the year ended December 31, 2022 under the PSU Plan (December 31, 2021 – 13,937) with a fair value of CDN $28.66 per unit (December 31, 2021 – $24.40). In addition, 264,083 (December 31, 2021 – 253,999) PSUs were granted as a result of the performance criteria being met during the year, which were then redeemed for common shares. The current maximum number of common shares authorized for issuance from treasury under the PSU Plan is 3,126,000. The fair value of each PSU issued is determined based on fair value of the share units on the date of grant which is based on the expected future forward price of the Company's shares and an index consisting of global gold-based securities.
Movements in the PSUs during the years ended December 31, 2022 and December 31, 2021 are as follows:

	2022	2021
At January 1,	278,020	525,605
Granted	616,920	267,936
Redeemed	(528,166)	(514,010)
Forfeited	(24,104)	(1,511)
At December 31,	342,670	278,020

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Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and December 31, 2021
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
22. Supplementary cash flow information

Changes in non-cash working capital:	December 31, 2022	December 31, 2021

Accounts receivable and other	$(3,769)	$14,065
Inventories	(20,552)	(15,667)
Accounts payable and accrued liabilities	(3,993)	(8,182)
	$(28,314)	$(9,784)

23. Financial risk management
23.1 Financial risk factors
Eldorado’s activities expose it to a variety of financial risks: market risk (including foreign exchange risk, interest rate risk and metal price and global market risk), credit risk and liquidity risk. Eldorado’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance.
(i)    Market risk
a.Foreign exchange risk
The Company operates principally in Turkiye, Canada and Greece, and is therefore exposed to foreign exchange risk arising from transactions denominated in foreign currencies. Foreign exchange risk arises when future commercial transactions or recognized assets or liabilities are denominated in a currency that is not the Company's functional currency.
Eldorado’s cash and cash equivalents, accounts receivable, marketable securities, non-current assets, accounts payable and accrued liabilities and other current and non-current liabilities are denominated in several currencies, and are therefore subject to fluctuation against the U.S. dollar.
The tables below summarize Eldorado’s exposure to the various currencies denominated in the foreign currency at December 31, 2022 and 2021, as listed below. The tables do not include amounts denominated in U.S. dollars and do not include Turkish Lira deposits equivalent to $35,000 U.S dollars as at December 31, 2022 as these deposits are protected from weakening of the Turkish Lira against the U.S. dollar.

	December 31, 2022

	Canadian dollar	Euro	Turkish lira
	$	€	TRY

Cash and cash equivalents	19,895	10,567	33,598
Accounts receivable and other	10,939	10,728	225,605
Other non-current assets	2,680	51,986	—
Investments in marketable securities	74,085	—	—
Accounts payable and other	(72,690)	(73,345)	(731,913)
Other non-current liabilities	(13,468)	(3,870)	(118,793)
Net balance	21,441	(3,934)	(591,503)

Equivalent in U.S. dollars	$16,180	$(4,271)	$(31,633)

Other foreign currency net liability exposure is equivalent to $150 U.S. dollars.
(42)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and December 31, 2021
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
23. Financial risk management (continued)

	December 31, 2021

	Canadian dollar	Euro	Turkish lira
	$	€	TRY

Cash and cash equivalents	9,842	13,905	5,843
Accounts receivable and other	14,842	10,780	18,925
Other non-current assets	3,314	36,066	—
Investments in marketable securities	67,439	—	—
Accounts payable and other	(84,802)	(53,345)	(698,681)
Other non-current liabilities	(14,893)	(5,440)	(75,465)
Net balance	(4,258)	1,966	(749,378)

Equivalent in U.S. dollars	$(3,172)	$2,273	$(56,439)

Other foreign currency exposure is equivalent to $692 U.S. dollars.

Based on the balances as at December 31, 2022, a 1% increase or decrease in the U.S. dollar exchange rate against all of the other currencies on that date would have resulted in an increase or decrease of approximately $61 (2021 – $689) in earnings (losses) before taxes. There would be no effect on other comprehensive income.
Cash flows from operations are exposed to foreign exchange risk, as commodity sales are set in U.S. dollars and a certain amount of operating expenses are in the currency of the country in which mining operations take place.
In September 2022 the Company entered into zero-cost collars to reduce the risk associated with fluctuations of the Euro and Canadian dollar at the Olympias mine and Lamaque operations, respectively. These derivatives set a band within which the Company expects to be able to protect against currency movements, either above or below specific strike prices.
b.Metal price and global market risk
The Company is subject to price risk for fluctuations in the market price of gold and the global concentrate market. Gold and other metals prices are affected by numerous factors beyond the Company’s control, including central bank sales, demand for concentrate, producer hedging activities, the relative exchange rate of the U.S. dollar with other major currencies, global and regional demand, changes to import taxes and political and economic conditions. The commodity price risk associated with financial instruments relates primarily with the fair value changes caused by final settlement pricing adjustments to trade receivables.
Worldwide gold and other metals production levels also affect their prices, and the price of these metals is occasionally subject to rapid short-term changes due to speculative activities. From time to time, the Company may use commodity price contracts to manage its exposure to fluctuations in the price of gold and other metals.
Other price risk is the risk that the value of a financial instrument will fluctuate as a result of changes in market prices. This includes equity price risk, whereby the Company’s investments in marketable securities are subject to market price fluctuation.

(43)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and December 31, 2021
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
23. Financial risk management (continued)
c.Interest rate risk
Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. Current financial assets and financial liabilities are generally not exposed to interest rate risk because of their short-term nature. The Company's outstanding debt is in the form of senior notes with a fixed interest rate of 6.25%. Borrowings under the Company's revolving credit facility, if drawn, are at variable rates of interest based on SOFR and expose the Company to interest rate risk. Future borrowings under the Company's Term Facility will be at variable rates of interest based on EURIBOR and may expose the Company to interest rate risk.
(ii) Credit risk
Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents, restricted cash, term deposits and accounts receivable.
The Company manages credit risk by entering into business arrangements with high credit-quality counterparties, limiting the amount of exposure to each counterparty and monitoring the financial condition of counterparties. In accordance with the Company's short-term investment policy, term deposits and short-term investments are principally held with high credit quality financial institutions as determined by rating agencies. The Company invests its cash and cash equivalents in major financial institutions and in government issuances, according to the Company's short-term investment policy. The Company monitors the credit ratings of all financial institutions in which it holds cash and investments. At December 31, 2022, Turkish Lira deposits equivalent to $35,000 of U.S. dollars are held in a banking institution operating in Turkiye with lower credit ratings as compared to other financial institutions at which the Company holds cash and investments. This, combined with recent downgrades in Turkiye’s sovereign credit rating, expose the Company to greater credit risk.
Payment for metal sales is normally in advance or within fifteen days of shipment depending on the buyer. While the historical level of customer defaults is negligible, which has reduced the credit risk associated with trade receivables at December 31, 2022, there is no guarantee that buyers, including under exclusive sales arrangements, will not default on their commitments, which may have an adverse impact on the Company's financial performance.
(iii)    Liquidity risk
Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Company manages liquidity by spreading the maturity dates of investments over time, managing its capital expenditures and operational cash flows, and by maintaining adequate lines of credit. Management uses a rigorous planning, budgeting and forecasting process to help determine the funds the Company will need to support ongoing operations and development plans.
In August 2021, the Company completed an offering of $500 million senior unsecured notes with a coupon rate of 6.25% due September 1, 2029. Net proceeds from the senior notes were used in part to redeem the Company's outstanding 9.5% senior secured second lien notes that were due in 2024 and to repay all outstanding amounts under the Company's senior secured term loan and revolving credit facility.
On October 15, 2021, the Company executed the Fourth ARCA, replacing the TARCA, with a maturity date of October 15, 2025 and an option to increase the available credit by $100 million through an accordion feature.
In September 2022, the Fourth ARCA was amended to permit the revolving credit facility to be used to provide the Project Letter of Credit in favour of the lenders under the Term Facility and to introduce Euro availability for the Project Letter of Credit.

(44)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and December 31, 2021
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
23. Financial risk management (continued)
Management cannot accurately predict the impact COVID-19 will have on the Company’s operations, the fair value of the Company's assets, its ability to obtain financing, third parties’ ability to meet their obligations with the Company, its ability to procure supplies and parts amid supply chain challenges, its ability to manage cost pressures due to inflationary increases and the length of travel and quarantine restrictions imposed by governments of the countries in which the Company operates.
Management continues to monitor the Company’s capabilities to meet ongoing debt and other commitments, including reviewing its operating costs and capital budget to reduce expenditures if required.
Contractual maturities relating to debt and other obligations are included in Note 24. All other financial liabilities are due within one year.
23.2 Capital risk management
Eldorado’s objective is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the Company's mining projects. Capital consists of all of the components of equity which includes share capital from common shares, contributed surplus, accumulated other comprehensive income (loss), deficit and non-controlling interests.
Eldorado monitors capital on the basis of the debt to capital ratio and net debt to EBITDA. The debt to capital ratio is calculated as debt, including current and non-current debt, divided by capital plus debt. The net debt to EBITDA ratio is calculated as debt, including current and non-current debt, less cash, cash equivalents and term deposits, divided by earnings before interest costs, taxes, depreciation and amortization.

24. Commitments and Contractual Obligations
The Company’s commitments and contractual obligations at December 31, 2022, include:

	2023	2024	2025	2026	2027 and later	Total

Debt (1)	$—	$—	$—	$—	$500,000	$500,000
Purchase obligations	29,334	5,199	2,363	—	—	36,896
Leases	4,638	3,950	2,989	1,673	8,288	21,538
Mineral properties	9,054	9,099	9,099	9,098	12,936	49,286
Asset retirement obligations	3,980	2,308	2,000	—	177,380	185,668
	$47,006	$20,556	$16,451	$10,771	$698,604	$793,388
(1)Does not include interest on debt.

Debt obligations represent required repayments of principal for the senior notes. The table does not include interest on debt.
Purchase obligations relate primarily to operating costs at mines and capital projects at Kişladağ and Skouries. Mineral properties refer to arrangements for the use of land that grant the Company the right to explore, develop, produce or otherwise use the mineral resources contained in that land.
As at December 31, 2022, Hellas had entered into off-take agreements pursuant to which Hellas agreed to sell a total of 15,000 dry metric tonnes of zinc concentrate, 9,500 dry metric tonnes of lead/silver concentrate, and 152,000 dry metric tonnes of gold concentrate, through the year ending December 31, 2023. As at December 31, 2022, Tüprag had entered into off-take agreements pursuant to which Tüprag agreed to sell a total of 64,000 dry metric tonnes of gold concentrate through the year ending December 31, 2023.
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Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and December 31, 2021
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
24. Commitments and Contractual Obligations (continued)
In April 2007, Hellas agreed to sell to Silver Wheaton (Caymans) Ltd., a subsidiary of Wheaton Precious Metals Corp. (“Wheaton Precious Metals”) all of the payable silver contained in lead concentrate produced within an area of approximately seven square kilometres around Stratoni. The sale was made in consideration of a prepayment to Hellas of $57,500 in cash, plus a fixed price per ounce of payable silver to be delivered based on the lesser of $3.83 and the prevailing market price per ounce, adjusted higher by 1% every year. The agreement was amended in October 2015 to provide for increases in the fixed price paid by Wheaton Precious Metals upon completion of certain expansion drilling milestones. 30,000 metres of expansion drilling was reached during the second quarter of 2020 and in accordance with the terms of the agreement, the fixed price has been adjusted by an additional $2.00 per ounce. Accordingly, the fixed price from April 1, 2022 is equal to $11.66 per ounce.
Based on current Turkish legislation, the Company pays annual royalties to the Government of Turkiye on revenue less certain costs associated with ore haulage, mineral processing and related depreciation. Royalties are calculated on the basis of a sliding scale according to the average London Metal Exchange gold price during the calendar year. Based on current Greek legislation, the Company pays royalties on revenue that are calculated on a sliding scale tied to international gold and base metal prices and the USD:EUR exchange rate.

25. Contingencies
Due to the size, complexity and nature of the Company’s operations, various legal, tax, environmental and regulatory matters are outstanding from time to time. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. While the outcomes of these matters are uncertain, based upon the information currently available, the Company does not believe that these matters in aggregate will have a material adverse effect on its consolidated financial position, cash flows or results of operations. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of these changes in its consolidated financial statements in the appropriate period relative to when such changes occur. As at December 31, 2022, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Eldorado’s consolidated financial position, results of operations or cash flows. Accordingly, no amounts have been accrued as at December 31, 2022.

26. Related party transactions
Key management includes directors (executive and non-executive), officers and senior management. The compensation paid or payable to key management for employee services, including amortization of share-based payments, is shown in the table below. In 2022, the salaries and other short-term employee benefits paid or payable to key management are $9,008 (2021 – $8,557), which is included in total employee benefits of $34,973 (2021 – $34,171) recognized in general and administrative expenses, employee benefit plan expenses and share-based compensation expenses in the statement of operations.

	2022	2021

Salaries and other short-term employee benefits	$9,008	$8,557
Employee benefit plan	472	377
Share-based payments	7,450	6,626
Termination benefits	1,413	441
	$18,343	$16,001

(46)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and December 31, 2021
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
27. Financial instruments by category
Fair value
The following table provides the carrying value and the fair value of financial instruments at December 31, 2022 and December 31, 2021:

	December 31, 2022		December 31, 2021
	Carrying amount	Fair value	Carrying amount	Fair value
Financial Assets
Fair value through other comprehensive income
Marketable securities	$54,706	$54,706	$53,352	$53,352
Investments in debt securities	7,043	7,043	6,660	6,660

Fair value through profit and loss
Settlement receivables	$33,393	$33,393	$28,523	$28,523
Redemption option derivative asset	3,676	3,676	8,105	8,105
Turkish Lira deposits	35,000	35,000	—	—

Amortized cost
Cash and cash equivalents	$279,735	$279,735	$481,327	$481,327
Restricted cash	2,052	2,052	2,674	2,674
Other receivables and deposits	14,999	14,999	22,277	22,277
Other assets	170	170	2,118	2,118

Financial Liabilities at amortized cost
Accounts payable and accrued liabilities	$162,799	$162,799	$172,834	$172,834
Debt, excluding derivative asset	498,090	437,400	497,868	508,405

Fair values are determined directly by reference to published price quotations in an active market, when available, or by using a valuation technique that uses inputs observed from relevant markets.
The three levels of the fair value hierarchy are described below:
•Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
•Level 2 – Inputs that are observable, either directly or indirectly, but do not qualify as Level 1 inputs (i.e., quoted prices for similar assets or liabilities).
•Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).
(47)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and December 31, 2021
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
27. Financial instruments by category (continued)
Assets measured at fair value as at December 31, 2022 include marketable securities of $54,706 (2021 – $53,352), comprised of publicly-traded equity investments classified as fair value through other comprehensive income, and investments in debt securities of $7,043 (2021 – $6,660) which is comprised of publicly-traded debt securities classified as fair value through other comprehensive income. At December 31, 2022, assets measured at fair value also include settlement receivables of $33,393 (2021 – $28,523) arising from provisional pricing in contracts for the sale of metals in concentrate classified as fair value through profit and loss and a derivative asset of $3,676 (2021 – $8,105), related to the redemption options associated with the senior secured notes classified as fair value through profit and loss. Changes in the fair value of settlement receivables are recorded in revenue and changes in the fair value of the redemption option derivative asset are recorded in finance costs. Turkish Lira deposits, included in term deposits, of $35,000 (December 31, 2021 – nil), are protected from the weakening of the Turkish Lira against the U.S. dollar and measured at fair value through profit and loss. There were no changes in the fair value of the Turkish Lira deposits in the year ended December 31, 2022. In September 2022, the Company entered into zero-cost collars to reduce the risk associated with fluctuations of the Euro and Canadian dollar at the Olympias mine and Lamaque operations, respectively. These derivatives set a band within which the Company expects to be able to protect against currency movements, either above or below specific strike prices. The remaining contracts mature from January 2023 through June 2023 and total EUR 41.1 million and $42.0 million. If average exchange rates fall below strike prices of 0.9190 EUR:USD or 1.27 USD:CDN, the Company is obligated to pay an amount to the counterparty of the contract amount multiplied by the difference between the average exchange rate and the strike price. Based on the observable forward foreign exchange rates being within the strike price bands, the zero-cost collars are valued at nil as at December 31, 2022. Changes in the fair value of the currency derivative instruments are recorded in finance costs.
No other liabilities are measured at fair value on a recurring basis as at December 31, 2022.
The fair value of financial instruments traded in active markets is based on quoted market prices at the date of the statement of financial position. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the group is the current bid price. The Company's marketable securities and investments in debt securities are included in Level 1. Instruments included in Level 2 comprise settlement receivables, the redemption option derivative asset, the $35,000 Turkish Lira deposits, the fair market value of the Company's senior secured notes (Note 16b), and the currency derivative instruments. The fair value of settlement receivables is determined based on forward metal prices for the quotational period; the fair value of the Company's redemption option derivative asset is based on models using observable interest rate inputs; the fair value of the $35,000 Turkish Lira deposits is based on an observable foreign exchange rate; the fair value of the Company's senior notes is based on observable prices in inactive markets; and the fair value of the currency derivative instruments is based on observable forward foreign exchange rates. For all other financial instruments, carrying amounts approximate fair value.

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Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and December 31, 2021
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
28. Revenue
For the year ended December 31, 2022, revenue from contracts with customers by product and segment was as follows:

	Turkiye	Canada	Greece	Total

Gold revenue - doré	$240,452	$311,547	$—	$551,999
Gold revenue - concentrate	151,614	—	91,145	242,759
Silver revenue - doré	2,804	1,415	—	4,219
Silver revenue - concentrate	3,257	—	20,200	23,457
Lead concentrate	—	—	18,659	18,659
Zinc concentrate	—	—	30,368	30,368
Revenue from contracts with customers	$398,127	$312,962	$160,372	$871,461
Gain (loss) on revaluation of derivatives in trade receivables - gold	475	—	(1,085)	(610)
Gain on revaluation of derivatives in trade receivables - other metals	—	—	1,133	1,133
	$398,602	$312,962	$160,420	$871,984

For the year ended December 31, 2021, revenue from contracts with customers by product and segment was as follows:

	Turkiye	Canada	Greece	Total

Gold revenue - doré	$316,245	$271,696	$—	$587,941
Gold revenue - concentrate	162,145	—	90,418	252,563
Silver revenue - doré	3,095	1,662	—	4,757
Silver revenue - concentrate	4,270	—	24,298	28,568
Lead concentrate	—	—	26,781	26,781
Zinc concentrate	—	—	42,864	42,864
Revenue from contracts with customers	$485,755	$273,358	$184,361	$943,474
Gain (loss) on revaluation of derivatives in trade receivables - gold	314	—	(2,242)	(1,928)
Loss on revaluation of derivatives in trade receivables - other metals	—	—	(632)	(632)
	$486,069	$273,358	$181,487	$940,914

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Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and December 31, 2021
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
29. Production costs

	December 31, 2022	December 31, 2021

Labour	$90,460	$104,016
Fuel	24,430	17,889
Reagents	45,442	42,473
Electricity	31,729	21,471
Mining contractors	39,708	40,056
Operating and maintenance supplies and services	104,272	104,519
Site general and administrative costs	53,669	56,476
Royalties and selling expenses	69,876	62,848
	$459,586	$449,748

30. Mine standby costs

	December 31, 2022	December 31, 2021

Stratoni	$24,245	$7,168
Skouries	7,782	5,785
Other mine standby costs	2,340	2,398
	$34,367	$15,351

Operations were suspended at Stratoni at the end of 2021 and the mine and plant were placed on care and maintenance during 2022. A decision was made in December 2022 to re-start the construction of Skouries, conditional upon the initial drawdown of the Term Facility (Note 16 (a)); Skouries is no longer considered to be on care and maintenance as at December 31, 2022.
Operations at Stratoni were also suspended during July and August of 2021 to remediate ground support conditions.

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Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and December 31, 2021
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
31. (Loss) earnings per share
The weighted average number of common shares for the purposes of diluted (loss) earnings per share reconciles to the weighted average number of common shares used in the calculation of basic (loss) earnings per share as follows:

	December 31, 2022	December 31, 2021

Weighted average number of common shares used in the calculation of basic (loss) earnings per share	183,445,861	180,296,588
Dilutive impact of share options	—	1,008,339
Dilutive impact of restricted share units and restricted share units with performance criteria	—	246,560
Dilutive impact of performance share units	—	213,420

Weighted average number of common shares used in the calculation of diluted (loss) earnings per share	183,445,861	181,764,907

As at December 31, 2022, 2,765,436 options (2021 – 2,295,857) were excluded from the dilutive weighted-average number of common shares calculation because their effect would have been anti-dilutive.
For the year ended December 31, 2022, 533,971 share options (2021 – 1,008,339), 264,835 RSU's and RSU's with performance criteria (2021 – 246,560), and 35,232 PSU's (2021 – 213,420) were anti-dilutive.

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Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and December 31, 2021
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
32. Segment information
Identification of reportable segments
The Company has identified its operating segments based on the internal reports that are reviewed and used by the chief executive officer and the executive management (the chief operating decision makers or "CODM") in assessing performance and in determining the allocation of resources.
The CODM consider the business from both a geographic and product perspective and assess the performance of the operating segments based on measures of profit and loss as well as assets and liabilities. These measures include earnings (loss) from mine operations, expenditures on exploration, property, plant and equipment and non-current assets, as well as total debt. As at December 31, 2022, Eldorado had five reportable segments based on the geographical location of mining and exploration and development activities.
Geographical segments
Geographically, the operating segments are identified by country and by operating mine. The Turkiye reporting segment includes the Kişladağ and the Efemçukuru mines and exploration activities in Turkiye. The Canada reporting segment includes the Lamaque operations and exploration activities in Canada. The Greece reporting segment includes the Olympias mine, the Skouries and Perama Hill projects and exploration activities in Greece. The Greece segment also includes the Stratoni mine and mill, which transitioned to care and maintenance during 2022. The Romania reporting segment includes the Certej project and exploration activities in Romania, and is classified as a disposal group held for sale at December 31, 2022. The Brazil reporting segment included the Tocantinzinho project and exploration activities up until the sale of Tocantinzinho in October 2021. Other reporting segment includes operations of Eldorado’s corporate offices.
Financial information about each of these operating segments is reported to the CODM on a monthly basis. The mines in each of the different reporting segments share similar economic characteristics and have been aggregated accordingly.

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Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and December 31, 2021
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
32. Segment information (continued)

As at and for the year ended December 31, 2022	Turkiye	Canada	Greece	Romania*	Other	Total

Earnings and loss information
Revenue	$398,602	$312,962	$160,420	$—	$—	$871,984
Production costs	193,214	116,723	149,649	—	—	459,586
Depreciation and amortization	116,076	71,974	52,135	—	—	240,185
Earnings (loss) from mine operations	$89,312	$124,265	$(41,364)	$—	$—	$172,213

Other significant items of income and expense
Write-down (reversal) of assets	$33,143	$—	$(1,325)	$—	$681	$32,499
Exploration and evaluation expenses	4,180	12,363	749	—	2,343	19,635
Mine standby costs	—	—	34,367	—	—	34,367
Income tax expense (recovery)	30,366	31,441	13,924	—	(14,507)	61,224
Loss from discontinued operations, net of tax attributable to shareholders of the Company	—	—	—	377,485	—	377,485

Capital expenditure information
Additions to property, plant and equipment during the year (**)	$128,797	$80,839	$82,989	$—	$13,185	$305,810

Information about assets and liabilities
Property, plant and equipment	$823,125	$711,178	$2,046,759	$—	$15,200	$3,596,262
Goodwill	—	92,591	—	—	—	92,591
	$823,125	$803,769	$2,046,759	$—	$15,200	$3,688,853

Debt, including current portion	$—	$—	$—	$—	$494,414	$494,414

* Discontinued Operations (Note 6 (a)).
** Presented on an accrual basis; excludes asset retirement adjustments. Excludes capital expenditure from discontinued operations.
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Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and December 31, 2021
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
32. Segment information (continued)

As at and for the year ended December 31, 2021	Turkiye	Canada	Greece	Romania*	Brazil*	Other	Total

Earnings and loss information
Revenue	$486,069	$273,358	$181,487	$—	$—	$—	$940,914
Production costs	189,841	98,987	160,920	—	—	—	449,748
Depreciation and amortization	91,728	60,622	48,608	—	—	—	200,958
Earnings (loss) from mine operations	$204,500	$113,749	$(28,041)	$—	$—	$—	$290,208

Other significant items of income and expense
Impairment (Note 12)	$—	$—	$13,926	$—	$—	$—	$13,926
Write-down (reversal) of assets	3,442	(2)	5,666	—	—	—	9,106
Exploration and evaluation expenses	4,384	7,885	573	—	—	1,944	14,786
Mine standby costs	4	714	14,633	—	—	—	15,351
Income tax expense	93,144	36,622	8,307	—	—	—	138,073
Loss from discontinued operations, net of tax attributable to shareholders of the Company	—	—	—	8,295	146,802	—	155,097

Capital expenditure information
Additions to property, plant and equipment during the year (**)	$136,587	$89,402	$59,965	$—	$—	$6,815	$292,769

Information about assets and liabilities
Property, plant and equipment	$841,000	$704,663	$2,018,440	$423,503	$—	$15,605	$4,003,211
Goodwill	—	92,591	—	—	—	—	92,591
	$841,000	$797,254	$2,018,440	$423,503	$—	$15,605	$4,095,802

Debt, including current portion	$—	$—	$—	$—	$—	$489,763	$489,763

* Discontinued Operations (Note 6 (a), Note 6 (b)).
** Presented on an accrual basis; excludes asset retirement adjustments. Excludes capital expenditure from discontinued operations.

The Turkiye segment derives its revenues from sales of gold and silver. The Greece segment derives its revenue from sales of gold, zinc and lead-silver concentrates. The Canadian segment derives its revenue from sales of gold and silver. For the year ended December 31, 2022, revenue from one customer of the Company’s Turkiye segment represents approximately $243,257 (2021 – $319,340) of the Company’s total revenue. For the Company's Canadian segment, one customer accounted for revenue of $311,056 (2021 – $272,857). Additionally, $90,650 of revenue (2021 – $25,435) from the Company's Turkiye and Greece segments was derived from a third customer.
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